As filed with the Securities and Exchange Commission on July 2, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

Commission file number 001-04226

SUN INTERNATIONAL HOTELS LIMITED
(Exact name of Registrant as specified in its charter)

Commonwealth of The Bahamas
(Jurisdiction of incorporation or organization)

Executive Offices
Coral Towers
Paradise Island, The Bahamas
(242) 363-6000
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant of Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $.001 par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, net of treasury shares: 26,786,270.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

          Yes   X   No

Indicate by check mark which financial statement item the Registrant has elected to follow.

          Item 17   Item 18   X

SUN INTERNATIONAL HOTELS LIMITED

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, "Sun International" or "the Company" refers to Sun International Hotels Limited, and the terms "we", "us", "our" and similar terms refer to Sun International and any or all of its subsidiaries and joint ventures as the context requires.

In compiling the information in this Annual Report, we have used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. We have also indicated where information has come from internal sources. Such information reflects our management's best estimates based upon information obtained from our customers and from trade and business organizations and other contacts within the businesses in which we compete.

Our fiscal year ends on December 31. Unless otherwise specified, all references in this Annual Report to our fiscal year refer to a twelve-month period ending December 31. For example, fiscal 2000 represents the fiscal year beginning on January 1, 2000 and ending on December 31, 2000.

The financial statements contained in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). We have historically compiled our financial statements in U.S. dollars.

.

FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report filing contains forward-looking statements. These forward-looking statements are based on current expectations, estimates, projections, management's beliefs and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements include information relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and accordingly, actual results may differ from those expressed in any forward-looking statements made in this Annual Report. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, democratic or global economic conditions, pending litigation, changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions). You should not place undue reliance on any forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we have no intention or obligation to update forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

(A) Selected Financial Data

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 2000. The historical financial information as of December 31, 2000 and 1999 and for each of the three years ended December 31, 2000, 1999 and 1998 as set forth below, has been derived from the audited consolidated financial statements of the Company, prepared in accordance with U.S. GAAP, included in this Annual Report. The information set forth below is not necessarily indicative of future operations and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

	For the Year Ended December 31,				
	2000 (a)(d)	**1999** (b)(d)	**1998** (c)(d)	**1997** (d)(e)	**1996** (d)(f)
	(Dollars in thousands, except per share data)				
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Gross Revenues	$ 936,474	$ 789,207	$ 591,670	$ 600,670	$ 252,218
Net revenues	884,695	738,967	550,878	558,912	240,116
Income (loss) from operations	(74,844)	114,432	52,206	84,624	34,258
Net income (loss)	(119,104)	69,822	57,746	83,008	45,722
Basic earnings (loss) per share (g)	(3.86)	2.09	1.74	2.52	1.64
Diluted earnings (loss) per share (g)	(3.86)	2.05	1.70	2.44	1.58
CONSOLIDATED BALANCE SHEET DATA:					
Total assets	$ 1,460,791	$ 1,671,471	$ 1,625,733	$ 1,374,740	$ 1,122,619
Long-term debt, net of current maturities	668,908	578,033	565,752	412,209	262,618
Shareholders' equity	641,827	899,831	850,621	790,283	702,989

(a) The results of operations for the year ended 2000 include a $229.2 million write-down of net assets related to the Resorts Atlantic City Sale and the Atlantic City Option to their realizable value. In addition, the Company incurred pre-opening costs of $7.6 million primarily related to the expansion of the Ocean Club and the opening of the new golf course on Paradise Island.

(b) The results of operations for the year ended 1999 include pre-opening costs of $5.4 million related to a renovation completed at Resorts Atlantic City in July 1999.

(c) The results of operations for the year ended 1998 include only two weeks of operations of the Royal Towers on Paradise Island after its grand opening in mid-December. Income from operations and net income for the year ended 1998 reflect $26 million in pre-opening costs.

(d) The Company acquired Sun International North America, Inc. ("SINA") on December 16, 1996. Accordingly, the results of operations for each of the four years ended December 31, 2000 include results of operations related to the SINA acquired assets including Resorts Atlantic City. The results of operations for the last 16 days of 1996 were considered immaterial and were not included in the Company's results of operations for that year.

(e) The result of operations for the year ended December 31, 1997 included a gain of $13.4 million on the sale of the Company's casino interest in France.

(f) The Company opened the Mohegan Sun Casino in Uncasville, Connecticut in October 1996. Accordingly, the results in 1996 reflect the Company's share of revenues from two months of operations at this facility.

(g) Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

(B) Capitalization and Indebtedness

Not applicable.

(C) Reasons for the Offer and Use of Proceeds

Not applicable.

(D) Risk Factors

Competition

The resort and casino industries are characterized by a high degree of competition among a large number of participants and are largely dependent on tourism. The Company competes with resorts both with and without gaming and with gaming facilities generally, including land-based casinos, riverboat, dockside and cruise ship on-board casinos and other forms of gaming, as well as other forms of entertainment. A number of the Company's competitors are larger and have greater financial and other resources than the Company. In addition, a number of jurisdictions have recently legalized gaming and other jurisdictions are considering the legalization of gaming. This could open up new markets in which the Company currently competes in to new entrants, and could create new markets which may compete as tourist destinations. The Company's competitive position could be materially adversely effected by such larger companies, new entrants and new markets and our revenues could decline which would harm our financial condition.

The Company believes that the ability to compete effectively in the resort and gaming industries, particularly the destination resort and gaming industries, is based on several factors, including the scope, quality, location and accessibility of resort and gaming facilities and amenities, the effectiveness of marketing efforts, customer service, the relative convenience of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

A further discussion of Competition at the Company's operations by geographic location is included in "Item 4. Information on the Company, (B) Business Overview-Competition."

Seasonality and Weather

Historically, the Company's revenues and operating profits in The Bahamas and Mauritius have been higher during the first calendar quarter, the prime tourist season, than in successive quarters. If we were unable to accommodate guests during this period, for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, can adversely affect the operations of the Company and affect tourism. Similarly, inclement weather can adversely affect the operations in Connecticut, as the principal means of transportation to this property is by automobile or bus. In September 1999, our properties on Paradise Island in The Bahamas were hit by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. The Company's properties in The Bahamas suffered approximately $45 million of property damage that took three months to repair. No assurances can be given that our business will not be adversely affected by severe weather conditions in the future, which could cause significant damage and suspension in service provided to our patrons and could harm our financial condition and results of operations.

Dependence on Air Service

Most patrons of the Company's resorts on Paradise Island and Mauritius arrive by air. Although the Company considers the current level of air service to The Bahamas and Mauritius to be adequate, any interruption or reduction of air service to The Bahamas or Mauritius could have an adverse effect on the Company. Any disruptions or hindrances to air or road transportation could restrict the growth of the Company's businesses, negatively effect its competitive position and have an adverse effect on the revenues and profits of the Company.

Risks Associated with New Projects and Expansion

The ability of the Company to take advantage of business opportunities and to further develop existing businesses will depend upon a number of factors, including the availability of financing, terms and covenants in its credit facilities, the ability of the Company, its key employees and, in certain cases, its business partners, to obtain and maintain permits and licenses (including gaming and liquor licenses and permits and approvals relating to land use, construction and zoning) and, in some cases, the ability to find, and maintain relationships with, suitable development and business partners. The failure to obtain required licenses, permits or approvals in a timely manner or the loss or suspension of any such license, permit or approval may delay, restrict or prevent one or more projects, including further expansion on Paradise Island, from opening or from opening as scheduled or the Company from being the developer, manager or operator of one or more such projects.

Employee Relations

In The Bahamas, a union represents approximately 3,800 of our employees. We participate in an employer association whose existing contract with the union expires January 1, 2003. Labor relations in The Bahamas have not been stable over the last few years, and there have been occasional work stoppages. As the country's largest private employer, we are often the target of labor disputes. Any protracted labor disputes or work stoppages could result in reduced revenues and could harm our financial condition and results of operations.

Environmental, Health and Safety Laws and Regulations

The Company's operations are regulated under a number of federal, provincial, state and local laws and regulations that govern, among other things, the handling of waste materials, some of which are classified as hazardous materials, and the discharge of hazardous materials into the environment.

The Company's operations are subject to stringent regulations relating to protection of the environment and waste handling. In addition to liability for our own noncompliance, these laws and regulations may expose us to liability for the noncompliance of other parties, without regard to whether we were negligent. Sanctions for noncompliance with applicable environmental laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Furthermore, we may be liable for costs for environmental cleanup at currently or previously owned or operated properties or off-site locations. The Company's failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigourous compliance standards, or the more vigorous enforcement of environmental laws or regulations could seriously harm our business by increasing our expenses and limiting our future opportunities.

Control by Principal Shareholder

Sun International Investments Limited ("SIIL") controls approximately 50% of the Ordinary Shares of the Company. Pursuant to the terms of a heads of agreement dated August 1993, as amended, among the Company, SIIL and the Government of the Commonwealth of The Bahamas, SIIL agreed, among other things, to control a majority of the Board of Directors of the Company until June 30, 2004. This voting power means that SIIL is able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of the Company's directors, thereby controlling the management, policies and business operations of the Company. SIIL could use this voting power to block the Company's ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely effect the Company's ability to develop its business and pursue our strategies.

Regulatory and Political Factors

The operating of gaming facilities is generally subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. The Company and the necessary key personnel are currently qualified to operate in all the jurisdictions in which the Company operates. No assurances can be given, however, that any new or permanent licenses, permits or approvals that may be required by the Company, its key employees and its partners, if applicable, in the future will be granted or that its existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. For example, the Bahamian government has agreed that it will not grant any new licenses for gaming on Paradise Island or New Providence Island until 2013, subject to Sun Bahamas, our wholly-owned subsidiary, creating 2,000 full-time jobs by year 10 of its expansion and development plans. Our agreement to develop a casino project in the Catskill region of the State of New York for the Stockbridge-Munsee Band of Mohican Indians (the "Stockbridge-Munsee Tribe") depends on various government approvals. The failure to receive or review licenses or the suspension or revocation of licenses could harm the Company's reputation and result in a loss of revenue and could materially adversely effect the Company's financial condition and results of operations.

Gaming operators generally are subject to significant taxation and fees. Such taxes and fees are subject to increase at any time. The Company pays substantial taxes and fees with respect to its gaming operations and will likely incur similar taxes and fees in any other jurisdictions in which it conducts gaming operations in the future. Any material increase or the adoption of additional taxes or fees could have a material adverse effect on the Company.

Enforceability of Civil Liabilities

The Company is a Bahamian international business company incorporated under the International Business Companies Act, 1989 of the Commonwealth of The Bahamas (the "Companies Act"). Certain of the directors and executive officers of the Company reside outside the United States. A substantial portion of the assets of our directors and officers and of our assets are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or our directors and officers, to bring suit in the United States against us or our directors and officers or to enforce, in the United States courts, any judgment obtained there against us or our directors and officers. In addition, it is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon United States federal securities laws. Furthermore, judgments based on the civil liability provisions of the United States federal securities laws are not directly enforceable in The Bahamas. A lawsuit must be brought in The Bahamas in order to enforce a judgment based on the civil liability provisions of the U.S. federal securities laws.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States. As a result, the Company may be unable to collect gaming debts from patrons of our casinos who reside in such jurisdictions.

Dependence on Key Personnel

The Company depends upon the efforts and skills of Mr. Solomon Kerzner, its Chairman and Chief Executive Officer. Mr. Kerzner is also the Chairman of World Leisure Group Limited, a British Virgin Islands corporation ("WLG"), which indirectly controls through intermediate entities approximately one-third of the outstanding equity of SIIL, and is also a beneficiary of a Kerzner family trust which owns WLG. The loss of the services of Mr. Kerzner or his inability to devote sufficient attention to the operations of the Company could have a material adverse effect on the Company's ability to develop potential business opportunities.

Previous Changes in Business Plans

Reassessments of and changes to the Company's business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations.

The Company is constantly reviewing its development plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result of reassessments, management of the Company may choose to change such plans, which could result in failure to expand into certain markets and could also cause the Company to incur fees or charges. For example, in 2000, the Company agreed to terminate its agreement with Starwood Hotels and Resorts Worldwide Inc. ("Starwood") to acquire the Desert Inn Hotel and Casino in Las Vegas (the "Desert Inn"), which Starwood later sold to a third party. Consequently, we were required to pay Starwood $7.2 million of our $15 million deposit and we incurred an additional $4.0 million of sunk costs relating to the Desert Inn transaction. The Company had plans for a 700-room hotel project at Atlantis in Paradise Island, which we postponed. This caused the Bahamian government to suspend annual tax incentives of approximately $3 million. Any future changes in our plans could result in additional costs and fees which could harm our financial condition and results of operations. There is no assurance that the Company will carry forward and complete proposed business plans.

General Economic and Market Conditions

The Company's business is affected by general economic and market conditions particularly in the United States and Europe. A large portion of the Company's business in the Bahamas is generated by Group Convention Sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the desirability of tourists to book vacations at our Bahamas property, which would adversely effect our operating results.

ITEM 4. INFORMATION ON THE COMPANY

(A) History and Development of the Company

Sun International Hotels Limited ("Sun International" or the "Company") was incorporated in The Bahamas in 1993, and is an international business company under the International Business Companies Act, 1989 of the Commonwealth of The Bahamas. The Company is registered under number 46,600B at the Companies Registry of The Bahamas. The Company's executive offices are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas, and the telephone number is 242-363-3000. The Company's agent for service of process in the United States is Corporation Services Company, 1013 Centre Road, Wilmington, Delaware 19805. On March 1, 1996, the Company listed its Ordinary Shares for trading on The New York Stock Exchange ("NYSE"), and such shares trade under the symbol "SIH".

In 1993, Sun International was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. The acquisition was completed in May 1994.

In June 1994, the Company established Sun Cove Limited ("Sun Cove"). Sun Cove has a 50% interest in, and is a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership. In September 1995, TCA entered into a Gaming Facility and Construction Agreement with the Mohegan Tribal Gaming Authority, an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") pursuant to which TCA assisted the Mohegan Tribe with the design, development and financing of the Mohegan Sun Casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun Casino"). In addition, in August 1995, TCA entered into a gaming management agreement (the "Management Agreement") with the Mohegan Tribe pursuant to which TCA provided certain management, marketing and administrative services to the Mohegan Tribe upon the opening of the Mohegan Sun Casino in October 1996. Under the Management Agreement, TCA received a management fee of between 30% to 40% of the net profits, as defined, of the Mohegan Sun Casino which profits were distributed to TCA's partners and certain of their affiliates under the TCA partnership agreements. In February 1998, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") pursuant to which the Management Agreement was terminated effective January 1, 2000 and the Mohegan Tribe assumed full management responsibility for the Mohegan Sun Casino. Under the Relinquishment Agreement, commencing on January 1, 2001 TCA receives payments in the amount of 5% of the gross revenues of the Mohegan Sun Casino (including any expansions thereto) for a period of 15 years. In addition to the Relinquishment Agreement, in February 1998 the Mohegan Tribe appointed TCA to develop its expansion of the Mohegan Sun Casino, which is expected to cost approximately $960 million and open in late 2001. TCA receives a development fee in the amount of $14 million for services provided under this development agreement.

In May 1995, the Company acquired from SIIL equity interests in Sun Resorts Limited ("Sun Indian Ocean"), Societe de Participation et d'Investissement dans les Casinos ("Sun France") and SIIL's project development and management businesses. The Company sold its interest in Sun France in early 1997.

In December 1996, the Company acquired SINA (formerly Griffin Gaming & Entertainment, Inc.). SINA is a holding company which, through an indirect wholly-owned subsidiary, owned and operated Resorts Atlantic City. Subsequently, the Company contributed to SINA the stock of Sun Cove and that of all the companies that support the Bahamian operations located in the State of Florida to SINA. As explained below under "Recent Developments", on April 25, 2001, the Company sold its Resorts Atlantic City operations to an unaffiliated company.

In 1999, the Company formed a joint venture with Vistana, Inc. ("Vistana"), a subsidiary of Starwood, to develop a time share project on Paradise Island ("Harborside at Atlantis"). The Company and Vistana each have a 50% interest in the joint venture.

On January 19, 2000, the Company announced that it had received a proposal from SIIL to acquire in a merger transaction all Ordinary Shares of the Company not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, the Company formed a committee of independent members of the Board of Directors (the "Special Committee"), which retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, the Company announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised the Company that its proposal had been withdrawn.

In order to allow shareholders of the Company to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, upon approval by the Board of Directors, the

Company offered to purchase up to 5,000,000 Ordinary Shares at a $24 per share cash price. The self-tender offer was subject to the terms and conditions set forth in the Offer to Purchase, including the condition that the Ordinary Shares continue to be listed for trading on the New York Stock Exchange and that the Company remain subject to periodic reporting requirements of the Securities Exchange Act of 1934. In August 2000, the Company announced the completion of the self-tender, pursuant to which 5,000,000 Ordinary Shares were purchased by the Company at $24 per share. The self-tender offer was financed with borrowings under the Company's existing Revolving Bank Credit Agreement (the "Revolving Credit Facility"). None of the shares held by SIIL and its shareholders were sold in the self-tender.

Recent Developments

Trading Cove New York

Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company, is 50% owned by Sun Cove New York, Inc., a Delaware corporation and wholly-owned subsidiary of SINA. In March 2001, TCNY entered into a Development Services Agreement (the "Development Agreement") with the Stockbridge-Munsee Tribe for the development of a casino project in the Catskill region of New York (the "NY Project"). Pursuant to the Development Agreement, TCNY will provide preliminary funding, certain financing and development services. TCNY has secured land and/or options on approximately 340 acres of property in the town of Thompson for the NY Project. The Stockbridge-Munsee Tribe does not currently have reservation land in the State of New York, but is federally recognized and operates a casino on its reservation in Wisconsin. The NY Project is contingent upon numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, which approvals are beyond the control of TCNY. The Company can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe.

Resorts Atlantic City

On April 25, 2001, the Company sold Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a purchase price of approximately $144 million, including accrued interest (the "Resorts Atlantic City Sale"). In addition, Colony has a two year option to acquire certain undeveloped real estate owned by the Company, adjacent to Resorts Atlantic City, for a purchase price of $40 million (the "Atlantic City Option"), which option can be extended for an additional two years under certain circumstances. Most of the Atlantic City Option property is currently leased by SINA to Colony and is utilized for parking by Resorts Atlantic City. To facilitate Colony's financing, the Company lent Colony's affiliate $17.5 million toward the purchase price of Resorts Atlantic City in exchange for an unsecured note (the "Note") at an annual rate of 12.5% per annum. Interest is payable semi-annually, one-half in cash and one-half in payment-in-kind notes ("PIK Notes"), the principal balance and all outstanding interest on the Note and the PIK Notes to be paid in seven years from the date of the original Note. The balance of the proceeds was paid in cash. The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding on the Revolving Credit Facility. See "Item 5. Operating and Financial Review and Prospects, (B) Liquidity, Capital Resources and Capital Spending" for further discussion on the

Revolving Credit Facility. Net assets held for sale on the accompanying consolidated balance sheets as of December 31, 2000 represent the adjusted book value of the assets disposed of in the Resorts Atlantic City Sale.

The Maldives

In May 2001, the Company announced that it has agreed to operate the Kanuhura Sun Resort & Spa Limited ("Kanuhura Sun"), a 100-room luxury resort located on Kanuhura Island in the Maldive Islands which are located off the Southern tip of India. The Company expects to enter into a long-term management agreement to operate Kanuhura Sun in exchange for certain fixed fees and additional fees based on a percentage of revenues and gross operating profit, as defined.

Sunonline

On February 13, 2001, the Company announced that it has an agreement with Boss Media AB to develop an internet gaming software solution. Boss Media is a public company traded on the Stockholm Stock Exchange and is contracted to the Swedish Government owned company Svenska Spel to provide internet casino software. The Company is currently licensed by the Kahnawake Gaming Commission, a native North American Indian band in Canada, to operate an online casino. The Company is in the advanced stages of designing its site and is prepared to begin operation. The Company has developed and implemented systems and procedures to exclude play from jurisdictions where internet gaming is illegal, such as the United States. The Company intends to initially operate its internet gaming site on a test basis to determine the viability of the business and the effectiveness of its systems to maintain compliance with all applicable laws. There can be no assurances that the business is viable or the Company's systems will be effective.

(B) Business Overview

Sun International is an international resort and gaming company, which develops and manages premier resort and casino properties. The Company, through its subsidiaries, currently operates resort hotels and/or casinos in The Bahamas, the Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of the Mohegan Sun Casino, a casino complex developed by the Company on behalf of the Mohegan Tribe. The Company's largest property is the Atlantis Resort and Casino, a 2,317-room resort and casino located on Paradise Island, The Bahamas.

The Properties

The Bahamas

Casino hotel and related revenues earned at the Company's properties on Paradise Island in The Bahamas for the years ended December 31, 2000, 1999 and 1998 were $471.2 million, $441.1 million and $245.0 million, respectively. In addition, in 2000, the Company earned real estate related revenues of $108.7 million from the sale of homesites in The Bahamas and $3.4 million of management fees for services provided to Harborside at Atlantis, described below.

Sun International, through its wholly owned Bahamian subsidiary, Sun International Bahamas Limited ("Sun Bahamas"), owns approximately 600 acres or almost 70% of Paradise Island. Approximately 90 acres remain available for future development. Paradise Island has extensive existing infrastructure and is easily accessible from the densely populated eastern United States. There are regularly scheduled airline flights from South Florida, New York City and various other major US cities to neighboring Nassau. Flights from South Florida and New York City have flight times of approximately 50 minutes and two and one-half hours, respectively.

The Company's largest property is the ocean-themed environment of "Atlantis" on Paradise Island. The property includes a 14-acre saltwater marine life habitat which features the world's largest open air aquarium, showcasing over 100 species of marine life, waterfalls, lagoons, adventure walks and a clear tunnel submerged in a predator lagoon through which visitors can walk and be surrounded by sharks, sea turtles, stingrays and other marine life. The 2,317 guest rooms at Atlantis includes the 1,200-room Royal Towers, which opened in December 1998 as part of a major expansion.

The 1998 expansion also included a new 100,000 square foot casino and entertainment center and expansive marine habitats, adventure rides, swimming pools and other entertainment attractions, as well as the Marina at Atlantis. The new Atlantis Casino, with approximately 1,000 slot machines and 78 table games, is the center of the new entertainment complex, which spans a seven-acre lagoon and connects the Royal Towers to the Coral Towers. The final project cost for this expansion totaled approximately $500 million, excluding $40 million of capitalized interest.

During the first quarter of 1999, the Company completed several additional development projects including a 30,000 square foot retail link connecting the Coral Towers to the new entertainment center, the new porte cochere for the Coral Towers, an 1,800 car parking garage, a new laundry facility and a Bahamian arts and crafts market. During the second quarter of 1999, the Company completed the conversion of the previously existing 30,000 square foot casino space into a convention center and construction of a sports center, which includes an 18-hole putting course and a tennis center. These projects, excluding the convention center, which is part of the expansion described above, cost approximately $100 million.

In September 1999, Paradise Island was hit by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. The Paradise Island properties suffered approximately $45 million of property damage. At Atlantis, 230 rooms were taken out of service for three months and the Ocean Club, described below, was closed for approximately three and one half months. The Company had full property and business interruption insurance coverage and remedial work was completed by year-end 1999. Hurricane Floyd was the first significant hurricane to hit Paradise Island in over thirty years.

During 2000, the Company completed the redevelopment of the Paradise Island Golf Course into a first class championship venue, designed by Tom Weiskopf. The redevelopment included a new clubhouse and development of the infrastructure to support the Ocean Club Estates housing development, which comprised 121 luxury homesites surrounding the golf course. As of the second quarter of 2001, nearly all of the available homesites have been sold.

16

In addition to Atlantis and the Paradise Island Golf Club, the Company's Paradise Island operations include the Ocean Club, a high-end luxury resort hotel with 106 guest rooms including an addition completed in 2000. The addition to the Ocean Club comprised 50 luxurious rooms, including ten deluxe suites, as well as a new beachfront restaurant and significant enhancements to the existing pool and garden areas. The cost of developing the golf course, the infrastructure at Ocean Club Estates and the addition to the Ocean Club was approximately $113.8 million

During the second half of 2000, the Company completed an extensive capital expenditure program of approximately $20 million at Atlantis' Beach Tower. This program included the renovation of all of the Beach Tower's 425 rooms and improvements to certain public spaces.

During 2001, the Company plans to complete a major capital expenditure program of approximately $20 million to complete renovations at the Ocean Wing of Atlantis' Coral Towers. This will include the renovation of approximately 400 rooms, including improvements to certain public spaces.

Sun Bahamas also owns and operates shops, restaurants, bars and lounges, tennis courts and other resort facilities on Paradise Island, as well as roads and other land improvements on Paradise Island, and a water and sewage system which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers. In connection with the Company's expansion on Paradise Island completed in 1998, the Bahamian Government constructed a new bridge connecting New Providence/Nassau and Paradise Island and the Paradise Island Tourist and Development Authority, a non-profit entity formed to promote Paradise Island, implemented a $20 million road and infrastructure improvement program.

To further diversify the product mix available at Atlantis, in 1999 the Company formed a joint venture with Vistana, a subsidiary of Starwood, to develop a timeshare project on Paradise Island adjacent to Atlantis, Harborside at Atlantis. The Company and Vistana each have a 50% interest in the joint venture. Construction of the first phase, consisting of 82 units, began in 2000 and was completed in February 2001. Sales of the timeshare units began in May 2000. Currently, the Company is uncertain as to when it anticipates developing further units as part of this project. As part of its joint venture agreement, the Company contributed land and Vistana contributed cash based on the number of timeshare units to be developed.

Sun Bahamas owns a 100-room beachfront resort hotel, Paradise Paradise. This property was closed to the public in September 1998 and has been used since then to house expatriate professionals and construction staff.

The Company previously had plans for an additional 700-room Phase III hotel project at Atlantis. However, considering its available development resources and alternative uses of capital, the Company has postponed this project, and as a result, annual tax incentives of approximately $3.0 million pursuant to the Company's agreement with the Bahamian Government have been suspended. See "Certain Matters Affecting the Company's Bahamian Operations-Heads of Agreement" below for a description of these tax incentives. In the event the Company begins construction of the Phase III project, these tax incentives will be prospectively reinstated. Although the Company currently has no plans to proceed with the Phase III development, it will continue to consider the results at its Paradise Island operations as well as general business trends and alternative uses of its capital in determining the timing of proceeding with Phase III.

Atlantic City

Casino hotel and related revenues earned at Resorts Atlantic City for the years ended December 31, 2000, 1999 and 1998 were $258.0 million, $243.1 million and $260.7 million, respectively.

Resorts Atlantic City commenced operations in May 1978 and was the first casino/hotel opened in Atlantic City. This was accomplished by the conversion of the former Haddon Hall Hotel, a classic hotel structure originally built in the early 1900's, into a casino/hotel. It is situated on approximately seven acres of land with approximately 310 feet of Boardwalk frontage overlooking the Atlantic Ocean. Resorts Atlantic City consists of two hotel towers, the 15-story Ocean Tower and the nine-story Atlantic City Tower, a 700-car parking garage and approximately three acres of surface lot parking. In addition to the casino facilities described below, the casino/hotel complex includes approximately 644 guest rooms, the 1,400-seat theater, seven restaurants, a VIP slot and table player lounge, an indoor swimming pool, a public lounge, a health club and retail stores. The complex also has approximately 28,000 square feet of convention facilities, including six large meeting rooms and a 2,000 square foot ballroom.

Resorts Atlantic City has a 75,000 square foot casino and a simulcast pari-mutuel betting facility of approximately 3,000 square feet. At December 31, 2000, these gaming areas contained 73 table games comprising 35 blackjack tables, eight roulette tables, seven craps tables, and 23 other specialty games that include Caribbean Stud, Baccarat, Mini-Baccarat, Let It Ride, Three-card Poker, Pai Gow Poker, Big Six, Pai Gow, and Spanish Twenty One. There are also 2,367 slot machines and six betting windows and four customer-operated terminals for simulcast pari-mutuel betting.

In July 1999, the Company completed a renovation of Resorts Atlantic City, which included extensive renovations to the casino floor, hotel lobby, guest rooms and suites, room corridors, restaurants, the hotel porte cochere, public areas and the addition of a new VIP player lounge. The total cost of the 1999 expansion was approximately $48 million. In 2000, the Company completed a further renovation of the casino, which included construction of a new nine-bay bus depot, a waiting area with seating for approximately 250 patrons and various other amenities. Additionally, the casino floor was expanded to include additional slot machines. The total cost of this project, including the new slot machines, was approximately $7.0 million.

As previously described, the Company sold Resorts Atlantic City on April 25, 2001. However, the Company continues to own approximately 9.5 acres of additional land available for development immediately adjacent to Resorts Atlantic City. This land is included in the Atlantic City Option and, effective April 25, 2001, is leased to Colony for a fee of $100,000 per month.

Connecticut

For the years ended December 31, 2000, 1999 and 1998, respectively, the Company received payments from TCA in the amount of $23.6 million, $39.3 million and $34.6 million, respectively.

As is described under "Item 4 (A) History and Development of the Company", the Company has a 50% interest in, and is a managing partner of, TCA. In 1998, the Mohegan Tribe appointed TCA to develop its approximately $960 million expansion of the Mohegan Sun Casino. The expansion includes an additional 115,000 square foot casino, a 1,200-room hotel, an arena and additional retail space. It is anticipated that the new casino will open in the fourth quarter of 2001 with the hotel opening in the second quarter of 2002. In addition, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of the Mohegan Sun Resort Complex (which comprises the existing operations and the proposed expansion) to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated, and, beginning January 1, 2000, TCA receives annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex, including the expansion, for a 15-year period.

The Mohegan Sun Casino has a Native American theme that is conveyed through architectural features and the use of natural design elements such as timber, stone and water. Guests enter the existing Mohegan Sun Casino through one of four major entrances, each of which is distinguished by a separate seasonal theme; winter, spring, summer and fall, emphasizing the importance of the seasonal changes to tribal life. The Mohegan Sun Casino currently includes approximately 150,000 square feet of gaming space and features more than 3,000 slot machines, 153 table games, 42 poker tables and guest parking for 7,500 cars. Once the new casino opens in the fourth quarter of 2001, the Mohegan Sun Casino Complex will include over 6,200 slot machines. The site for the Mohegan Sun Casino is located approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A, which is a four-lane expressway. A four-lane access road from Route 2A (with its own exit) gives patrons of the Mohegan Sun Casino direct access to Interstate 395, which is connected to Interstate 95, the main highway linking Boston, Providence and New York. This road system allows customers to drive directly into the property from the interstate highway system without encountering any traffic light.

Sun Cove, an indirect, wholly owned subsidiary of the Company, is one of two managing partners of TCA. All decisions of the managing partners require the concurrence of Sun Cove and the other managing partner, Waterford Gaming, LLC. In the event of deadlock there are mutual buy-out provisions.

Indian Ocean

Management fees earned by the Company for services provided to Sun Indian Ocean for the years ended December 31, 2000, 1999 and 1998, respectively, amounted to $7.5 million, $6.5 million and $6.0 million, respectively.

Through June 16, 2000, Sun International owned a 22.8% interest in Sun Indian Ocean, a Mauritian company which is publicly traded on the Mauritius Stock Exchange. Effective June 16, 2000, Sun Indian Ocean issued additional shares of stock under a rights issue in which the Company did not participate, effectively reducing the Company's ownership interest to 20.4%. Sun Indian Ocean is regarded as one of the premier resort operators in the Indian Ocean and owns five beach resort hotels in Mauritius: the 175-room Le Saint Géran Hotel ("Le Saint Géran"), the 200-room Le Touessrok Hotel & Ile Aux Cerfs ("Le Touessrok"), the 248-room La Pirogue Hotel ("La Pirogue"), the 333-room Le CoCo Beach ("Le CoCo Beach") and the 238-room Sugar Beach Resort Hotel ("Sugar Beach"). Until late 2000, Sun Indian Ocean also owned the 187-room Le Galawa Beach Resort ("Le Galawa") in the Comoro Islands. In November 2000, Sun Indian Ocean sold Le Galawa to an unaffiliated party. Mauritius is a tropical island located in the Indian Ocean approximately 1,200 miles from the east coast of mainland Africa.

The resorts in Mauritius are marketed primarily to luxury and mid-market tourists from Europe and southern Africa. Le Saint Géran and Le Touessrok offer deluxe accommodations and are acknowledged by the European travel trade to be among the finest beach resorts in the world. The Conde Nast Awards for Tourism recently rated Le Touessrok as the number one beach resort in the world and Le Saint Geran was also included in the top ten. La Pirogue, Le CoCo Beach, and Sugar Beach cater to mid-market and budget travelers.

Le Saint Geran was closed in April 1999 for reconstruction and reopened in December 1999. The 175 rooms at Le Saint Geran include 162 suites, 12 rooms and an island-style home villa.

Mauritius' tourist industry mainly comprises visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines. Sun Indian Ocean is a leading resort operator at the upper end of the market.

Pursuant to the management agreements with Sun Indian Ocean, the Company provides comprehensive management services under individual management agreements with each of Le Saint Géran, Le Touessrok, La Pirogue, Sugar Beach and Le CoCo Beach. The term of each of these management agreements (the "Sun Indian Ocean Management Agreements") continues through December 2008.

Under each of the Sun Indian Ocean Management Agreements, the Company receives a management fee calculated as a percentage of revenues (2%) and adjusted EBITDA (15%). The Company receives project-consulting fees charged at 2.5% of the total project costs for construction and refurbishment at each resort.

The Republic of Mauritius

The Republic of Mauritius is a small, multi-ethnic, independent country consisting of several islands with a land area of about 720 square miles. The Republic of Mauritius is located in the Indian Ocean and has a population of approximately 1.1 million. The main island, Mauritius, lies approximately 1,200 miles off the east coast of mainland Africa. The other islands are Rodrigues Island, the Agalega Islands and the Cargados Carajos Shoals. The climate is subtropical and generally humid. Most residents are bilingual, speaking English and French. Mauritius has been independent since 1968 and a republic since 1991. Presidential elections are held every five years and the next election will be held in 2004.

Dubai

Management fees earned by the Company for services provided to the Royal Mirage Hotel for the year ended December 31, 2000 and for the four months of operation in 1999 were $1.2 million and $.5 million, respectively.

In 1999, the Company entered into an agreement to manage the Royal Mirage Hotel in Dubai, which opened in August 1999. The Royal Mirage Hotel is a luxury 258-room hotel built to resemble an Arabian fortess on Jumerira Beach in Dubai. The agreement has a term of twenty years from the opening of the hotel. Under the terms of the management agreement, the Company receives a management fee calculated as a percentage of revenues (1.5%) and gross operating profits, as defined (10%). The management fee schedule may be renegotiated after ten years. The owner of the Royal Mirage Hotel has advised the Company that it intends to add approximately 240 additional rooms to the property, which will be managed by the Company.

Florida

Sun International Resorts, Inc. ("SIRI"), a Florida corporation and an indirect wholly-owned subsidiary of the Company, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for the Company's Paradise Island operations.

France

Through an indirect wholly-owned subsidiary, the Company owns a tour operator company in France, Sun Vacances. Sun Vacances primarily services patrons in France, and offers reservations services for travel to Sun Indian Ocean and the Royal Mirage Hotel in Dubai.

Seasonality and Weather

The Company's business has historically been seasonal, with the largest number of patrons visiting The Bahamas and Mauritius during late December and the first three months of the calendar year. Accordingly, revenues and operating profits for the Company have historically been higher during the first calendar quarter than in successive quarters. In addition, The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, can interrupt the normal operations of the Company and affect tourism. Similarly, inclement weather can adversely affect the operations of the Company's Connecticut operations as the principal means of transportation to this property is by automobile or bus. Higher revenues and earnings are typically realized from the Connecticut operations during the middle third of the year.

During the third and fourth quarter of 1999, the Company's Bahamian operations were negatively impacted by the effects of Hurricane Floyd in September 1999. The Company's property in The Bahamas sustained approximately $45 million of property damage, for which remedial work was completed by year-end 1999, and experienced a number of customer cancellations. The Company was fully insured for property loss and business interruption. The Company expects to remain fully insured against property and business interruption damage resulting from storms. However, as a result of Hurricane Floyd, as well as substantial losses experienced by the overall insurance industry throughout the past year, effective July 1, 2000, the Company incurred substantial increases in its insurance premiums paid.

Competition

General

The resort and casino industries are characterized by a high degree of competition among a large number of participants and are largely dependent on tourism. The Company competes with resorts both with and without gaming and with gaming facilities generally, including land-based casinos, river boat, dockside and cruise ship on-board casinos and other forms of gaming, as well as other forms of entertainment. A number of the Company's competitors are larger and have greater financial and other resources than the Company. In addition, a number of jurisdictions have recently legalized gaming and other jurisdictions are considering the legalization of gaming. The Company cannot predict what effect a continued proliferation of gaming and the resulting increase in competition could have on the Company's ability to compete effectively in the future.

The Company believes that the ability to compete effectively in the resort and gaming industries, particularly the destination resort and gaming industries, is based on several factors, including the scope, quality, location and accessibility of resort and gaming facilities and amenities, the effectiveness of marketing efforts, customer service, the relative convenience of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

The Bahamas

The Company's Paradise Island operations compete with cruise ships and other hotels and resorts, particularly those on Paradise Island and New Providence Island in The Bahamas as well as those on Grand Bahama Island and the Caribbean islands. There are approximately 8,300 rooms for overnight guests on Paradise Island and New Providence Island combined, of which approximately 3,700 are located on Paradise Island, including 2,423 in hotels owned and operated by the Company. The Nassau Marriott, a resort and casino with a theater and other amenities located on New Providence Island, across Nassau harbor from Paradise Island, is Atlantis' primary competitor on Paradise Island and New Providence Island.

Atlantis also competes with The Resort and Casino at Bahamia (formerly the Princess Casino and Hotel) and Our Lucaya, which are both located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island. The Resort and Casino at Bahamia includes a 20,000 square foot casino, a 960-room hotel, restaurants and other leisure facilities. Our Lucaya is a new property which opened its first phase, consisting of 550 hotel rooms, in May 2000. An additional 800 rooms opened in December 2000, bringing the total room count to 1,350. Amenities include 14 restaurants and lounges, a 36-hole golfing complex, a spa and 40,000 square feet of meeting space. In addition, a new 30,000 square foot casino is planned at Our Lucaya and is expected to open in the fall of 2001. The Atlantis Casino competes with gaming facilities located in hotels and resorts in Puerto Rico, with cruise ships which effectively provide additional rooms and with resorts and casinos located on other Caribbean islands, in Atlantic City, in Las Vegas and elsewhere in the United States.

Connecticut

Because the Mohegan Sun Casino is marketed primarily to day-trip customers, it competes primarily with the Foxwoods Resorts and Casino ("Foxwoods") operated by the Pequot Tribe. Foxwoods currently has more than 5,800 slot machines, and for the year 2000 had slot revenue of approximately $750 million. To a lesser extent, the Mohegan Sun Casino also competes with casinos in Atlantic City, certain of which have greater resources and name recognition than the Mohegan Sun Casino. Currently, Foxwoods is the only casino in operation within 150 miles of the Mohegan Sun Casino site. Foxwoods is located approximately 10 miles from the Mohegan Sun Casino site and is currently the largest gaming facility in the United States in terms of the number of slot machines. In addition, Foxwoods offers a number of amenities that the Mohegan Sun Casino does not currently offer, including hotels and extensive non-gaming entertainment facilities. The current $960 million expansion of the Mohegan Sun Casino will include an additional 115,000-square foot casino scheduled to open in the fourth quarter of 2001, which will bring the total number of slot machines to over 6,200. In addition, the expansion includes a 1,200-room hotel expected to open in the second quarter of 2002.

Casino gaming in the northeastern United States may be conducted by federally recognized Indian tribes operating under the Indian Gaming Regulatory Act of 1988 ("IGRA"). In addition to the Pequot Tribe, which operates Foxwoods, a federally recognized tribe in Rhode Island and a federally recognized tribe in Massachusetts are each seeking to establish gaming operations in their respective states. Also, as previously discussed, the Stockbridge-Munsee Tribe is seeking to develop a casino project in the Catskill region of New York. In April 1999, the St. Regis Mohawk Tribe opened a casino in upstate New York and is seeking approvals to develop a casino in the Catskill region, while the Oneida Tribe, which operates a previously existing gaming facility in upstate New York, is seeking to expand its operations. In addition, a number of Indian tribes in the northeastern United States are seeking federal recognition in order to establish gaming operations. Finally, Boyd Gaming is currently constructing a major casino complex in Atlantic City and the Tropicana and Resorts Atlantic City have announced major expansions which could impact Connecticut. The Company cannot predict whether any of these tribes will be successful in establishing gaming operations and, if established, whether such gaming operations will have a material adverse effect on the operations of the Mohegan Sun Casino.

Under the tribal-state compact between the Mohegan Tribe and the State of Connecticut, if Connecticut were to legalize any gaming operations other than pursuant to IGRA (*i.e.*, by an Indian tribe on Indian land) with slot machines or other commercial casino games, the Mohegan Tribe would no longer be required to make payments to the State of Connecticut related to slot machine revenues. The Company is unable to predict whether the Connecticut state legislature will accept any other casino proposal and, if such proposal results in a casino being constructed and opened, whether such casino will have a material adverse effect on the Mohegan Sun Casino.

Other Existing Operations

Sun Indian Ocean's resorts on Mauritius, as vacation destinations, are in competition with other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. In Mauritius, there is also competition from other resorts on the island. In the luxury end of the Mauritian hotels market, Sun Indian Ocean owns two of the five luxury hotels offering a total of 375 rooms, while the competing hotels offers a combined 344 rooms. A sixth hotel, with 90 rooms, which is further competition in the luxury end market opened in late 2000. Sun Indian Ocean faces more competition for the mid-market La Pirogue and Sugar Beach and for the budget Le CoCo Beach. In total, there are approximately 4,000 hotel rooms of international quality available in Mauritius, of which 1,500 are marketed in approximately the same price bracket as La Pirogue, Le CoCo Beach and Sugar Beach.

Certain Matters Affecting the Company's Bahamian Operations

Airline Arrangements

The majority of patrons at the Company's resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This large facility is served by several carriers offering scheduled jet service from New York, Atlanta, Toronto, Miami and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

In The Bahamas, approximately 3,800 employees are represented by The Bahamas Catering and Allied Workers Union (the "Union"). Sun Bahamas participates in The Bahamas Hotel Employers Association (the "Association"), which represents resort operators in the Paradise Island-New Providence Island area. The Association's existing contract with the Union expires January 1, 2003. Labor relations in The Bahamas have not been stable over the last few years with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities, such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, the Company is often the target of labor disputes.

Casino License

Paradise Enterprises Limited, ("PEL"), a subsidiary of Sun Bahamas is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the "Gaming Act"). In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government agreed that it will grant no new casino licenses with respect to gaming operations on Paradise Island or New Providence Island until 2013, provided that Sun Bahamas achieves 75% of its projected minimum employment growth of 2,000 full-time jobs in connection with its expansion and development plans by year ten of the renewal period. The current level of employment at Sun Bahamas meets this condition.

Basic License Fee

Currently, the Gaming Act provides for taxes on casino revenues consisting of an annual basic license fee of $200,000.

Casino Win Tax

In replacement of the higher gaming taxes and fees previously payable, the Bahamian Government agreed, beginning January 1, 1998 until December 2018, to set annual casino license fees at $100,000 per thousand square feet of casino space, plus a minimum annual casino win tax of $4.1 million on all gaming win up to $20 million and 10% on all gaming win over $20 million. Additionally, during the 11 years beginning 1998, the Bahamian Government agreed to reduce the annual casino license fees by $5 million and reduce by 50% the win tax to be paid on gaming win over $20 million. These terms are subject to an agreement with the Bahamian Government described below under "Heads of Agreement". As described below, effective July 1, 2000, these additional incentives are not currently realized.

The following table summarizes, for the periods shown, the taxes and fees paid or accrued by Sun Bahamas under the Gaming Act and certain agreements with the Bahamian Government:

| | Years Ended December 31, | | |
	2000	1999	1998
Casino win	$10,719,000	$9,631,000	$7,327,000
Basic license and operating fees	200,000	200,000	200,000
Total	$10,919,000	$9,831,000	$7,527,000

Heads of Agreement

The Company has an agreement with the Bahamian Government, as amended in 1997, that provides for certain investment incentives to encourage the Company to undertake an expansion program at Atlantis. The agreement provides for certain fixed gaming taxes as well as a 10% gaming tax to be paid on gaming win over $20 million. The agreement also provides for a 50% credit against all variable gaming tax paid for a period of 11 years, effective January 1, 1998. The tax structure is described above under "Casino Win Tax."

In order to secure the tax incentives, the Company was obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate's Cove Beach Resort (a 562-room hotel on

Paradise Island) which the Company demolished during the fourth quarter of 1998. The Company had plans for an additional 700-room Phase III hotel project at Atlantis, which would have satisfied this condition. However, considering its available development resources and alternative uses of capital, the Company has postponed this project. As a result, in June 2000, the Company was notified by the Bahamian Government that these additional incentives would not be currently realized. Effective July 1, 2000, as described below, the casino win tax will revert back to the previously agreed structure. There is no change in the $4.1 million win tax on gaming win up to $20 million, however, the Company incurs 12.5% win tax on gaming win between $20 million and $120 million, and 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees will still apply; however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, the Company will receive a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. The effect of these changes is expected to approximate a $3 million per year increase in gaming win tax. Under its agreement with the Bahamian Government, the additional tax incentives will be prospectively reinstated in the event the Company begins construction of these additional rooms. Although the Company currently has no definite plans to proceed with the Phase III development, it will continue to consider the results at its Paradise Island operations as well as general business trends and alternative uses of its capital in determining the timing of proceeding with Phase III.

The agreement also provides for a new five-year joint marketing agreement, pursuant to which the Bahamian Government shall match the Company's contribution, up to $4 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Pursuant to the Heads of Agreement, SIIL has agreed to control a majority of Sun International's Board of Directors through June 30, 2004.

The Commonwealth of The Bahamas

The Commonwealth of The Bahamas had a population of approximately 300,000 in 2000. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Haiti. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The present government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

The Ministry of Tourism spends over $35 million annually to promote The Bahamas and in recent years the government has made large investments in the expansion of both Nassau Harbor and Nassau International Airport.

Certain Matters That Affected the Company's Atlantic City Operations Prior to Its Disposition

Competition

Competition in the Atlantic City casino/hotel market is intense. Casino/hotels compete primarily on the basis of promotional allowances, entertainment, advertising, services provided to patrons, caliber of personnel, attractiveness of the hotel and casino areas and related amenities, and parking facilities. Resorts Atlantic City competes directly with 11 casino/hotels in Atlantic City which, in the aggregate, contain approximately 1,198,000 square feet of gaming area, including simulcast betting and poker rooms, and over 11,000 hotel rooms.

Resorts Atlantic City is located at the northern end of the Boardwalk adjacent to the Trump Taj Mahal Casino Resort (the "Taj Mahal"), which is next to the Showboat Casino Hotel (the "Showboat"). These three properties have a total of approximately 2,700 hotel rooms and approximately 328,000 square feet of gaming space in close proximity to each other. In 2000, the three casino/hotels combined generated approximately 26% of the gross gaming revenue of Atlantic City. A 28-foot wide enclosed pedestrian bridge between Resorts Atlantic City and the Taj Mahal allows patrons of both hotels and guests for events being held at Resorts Atlantic City and the Taj Mahal to move between the facilities without exposure to the weather. A similar enclosed pedestrian bridge connects the Showboat to the Taj Mahal, allowing patrons to walk under cover among all three casino/hotels. The remaining nine Atlantic City casino/hotels are located approximately one-half mile to one and one-half miles to the south on the Boardwalk or in the Marina area of Atlantic City.

In recent years, competition for the gaming patron outside of Atlantic City has become extremely intense. In 1988, only Nevada and New Jersey had legalized casino operations. Currently, almost every state in the United States has some form of legalized gaming. Also, The Bahamas and other destination resorts in the Caribbean and Canada have increased the competition for gaming revenue. Directly competing with Atlantic City for the day-trip patron are two gaming properties on Indian reservations in Connecticut. One, Foxwoods, currently has more than 5,800 slot machines, and for the year 2000 had slot revenue of approximately $750 million, which is more than twice the slot revenue of the largest casino/hotel in Atlantic City. The other, the Mohegan Sun Casino, which opened in October 1996 and until December 31, 2000 was managed by TCA, has more than 3,000 slot machines and had slot revenue of approximately $550 million in 2000. The Oneida Indians operate a casino near Syracuse, New York. Other Indian tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations which would further increase the competition for day-trip patrons. In addition, three racetracks in the State of Delaware operate slot machines.

This rapid expansion of casino gaming, particularly that which has been introduced into jurisdictions in close proximity to Atlantic City, adversely affected the Company's operations in Atlantic City as well as the Atlantic City gaming industry.

Transportation Facilities

The lack of an adequate transportation infrastructure in the Atlantic City area continues to negatively affect the industry's ability to attract patrons from outside its core geographic area. In 1996, the Atlantic City International Airport, located approximately 12 miles from Atlantic City, was expanded to double the size of the terminal and add departure gates, to improve the baggage handling system and provide sheltered walkways connecting the terminal and planes. However, scheduled service to that airport from major cities by national air carriers remains extremely limited.

Since the inception of gaming in Atlantic City there has been no significant change in the industry's marketing base or in the principal means of transportation to Atlantic City, which continues to be by automobile and bus. The resulting geographic limitations and traffic congestion have restricted Atlantic City's growth as a major resort destination.

At Resorts Atlantic City, the Company utilized day-trip bus programs. To accommodate its bus patrons in 2000, the Company constructed a nine-bay bus center at Resorts Atlantic City with a waiting area that accommodates up to 250 persons.

Union Contract Arrangements

As of December 31, 2000, at Resorts Atlantic City, approximately 1,400 employees of the total 3,300 workforce were covered under collective bargaining agreements with the Resorts International Hotel, Inc. ("RIH"). RIH is the Company's former subsidiary, prior to its sale in April 2001, which owns Resorts Atlantic City. There are four separate unions representing hotel and restaurant employees, electrical workers, engineers and painters and maintenance workers.

Regulation, Gaming Taxes and Fees

General

The Company's operations in Atlantic City have been subject to regulation under the New Jersey Casino Control Act (the "NJCCA"), which authorizes the establishment of casinos in Atlantic City, provides for licensing, regulation and taxation of casinos and related persons and entities and created the New Jersey Casino Control Commission (the "NJCCC") and the Division of Gaming Enforcement to administer the NJCCA. In general, the provisions of the NJCCA concern: (i) the ability, reputation, character, financial stability and integrity of casino operators, their officers, directors and employees and others financially interested in or in control of a casino; (ii) the nature and suitability of hotel and casino facilities, operating methods and conditions; and (iii) financial and accounting practices. Gaming operations are subject to a number of restrictions relating to the rules of games, types of games permitted, credit play, size of hotel and casino operations, hours of operation, persons who may be employed and licensure of such persons, persons or entities that may do business with casinos, the maintenance of accounting and cash control procedures, security and other aspects of the business.

As a result of the Resorts Atlantic City Sale, effective April 25, 2001, the Company no longer operates a casino in Atlantic City. However, as the lessor of real estate in Atlantic City to Colony, SINA is required to maintain a casino service industry license. SINA is also required to maintain qualification by the NJCCC as a financial source as a result of the $17.5 million Note SINA issued to Colony pursuant to the Resorts Atlantic City Sale.

Casino License

A casino license is initially issued for a term of one year and must be renewed annually by action of the NJCCC for the first two renewal periods succeeding the initial issuance of a casino license. Thereafter the NJCCC may renew a casino license for a period of four years, although the NJCCC may reopen licensing hearings at any time. A license is not transferable and may be conditioned, revoked or suspended at any time upon proper action by the NJCCC. The NJCCA also requires an operations certificate which, in effect, has a term coextensive with that of a casino license. On February 26, 1979, the NJCCC granted a casino license to RIH for the operation of the Resorts Atlantic City Casino. In January 2000, RIH's license was renewed for four years. In order for a casino license to be renewed, the licensee must show by clear and convincing evidence that it meets all of the criteria set out in the NJCCA, including the qualification of holding, intermediary and subsidiary companies of a casino licensee and of the directors, officers and certain employees of such companies.

Restrictions on Ownership of Securities

The NJCCA imposes certain restrictions upon the ownership of securities issued by a corporation which holds a casino license or is a holding, intermediary or subsidiary company of a corporate licensee (collectively, "holding company"). Among other restrictions, the sale, assignment, transfer, pledge or other disposition of any security issued by a corporation which holds a casino license is conditional and shall be ineffective if disapproved by the NJCCC. If the NJCCC finds that an individual owner or holder of any securities of a corporate licensee or its holding company must be qualified and is not qualified under the NJCCA, the NJCCC has the right to propose any necessary remedial action. In the case of corporate holding companies and affiliates whose securities are publicly traded, the NJCCC may require divestiture of the security held by any disqualified holder who is required to be qualified under the NJCCA.

License Fees, Taxes and Investment Obligations

The NJCCA provides for casino license renewal fees, other fees based upon the cost of maintaining control and regulatory activities and various license fees for the various classes of employees. In addition, a casino licensee is subject annually to a tax of 8% of "gross revenue" (defined under the NJCCA as casino win, less provision for uncollectible accounts up to 4% of casino win) and license fees of $500 on each slot machine. Also, the NJCCA has been amended to create an Atlantic City fund (the "AC Fund") for economic development projects other than the construction and renovation of casino/hotels. Beginning with fiscal year 1999/2000 and for the following three fiscal years, an amount equal to the average paid into the AC Fund for the previous four fiscal years shall be contributed to the AC Fund. Each licensee's share of the amount to be contributed to the AC Fund is based upon its percentage of the total industry gross revenue for the relevant fiscal year. After eight years, the casino licensee's requirement to contribute to this fund ceases.

The following table summarizes, for the periods shown, the fees, taxes and contributions assessed upon RIH by the NJCCC.

	Years Ended December 31,		
	2000	1999	1998
Gaming tax	$18,904,000	$17,701,000	$18,785,000
License and other fees	3,891,000	3,603,000	3,733,000
Contribution to AC Fund	453,000	307,000	496,000
Total	$23,248,000	$21,611,000	$23,014,000

The NJCCC, as originally adopted, required a licensee to make investments equal to 2% of the licensee's gross revenue (the "investment obligation") for each calendar year, commencing in 1979, in which such gross revenue exceeded its "cumulative investments" (as defined in the NJCCA). Effective for 1984 and subsequent years, the amended NJCCA requires a licensee to make an investment by purchasing bonds to be issued by the CRDA or by making other investments authorized by the CRDA, in an amount equal to 1.25% of a licensee's gross revenue. If the investment obligation is not satisfied, then the licensee will be subject to an investment alternative tax of 2.5% of gross revenue. Licensees are required to make quarterly deposits with the CRDA against their current year investment obligations. RIH's investment obligations for the years 2000, 1999 and 1998 amounted to $2.6 million, $2.8 million and $2.9 million respectively, and, with the exception of minor credits received for making donations, have been satisfied by deposits made with the CRDA. At December 31, 2000, RIH held $7.5 million face amount of bonds issued by the CRDA and had $18.1 million on deposit with the CRDA. On the accompanying consolidated balance sheets, at December 31, 2000, the CRDA bonds and deposits are included in Net Assets Held For Sale.

Certain Matters Affecting the Company's Connecticut Operations

Regulation

The Mohegan Tribe is a federally recognized Native American Indian tribe with approximately 1,100 members, whose federal recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games). TCA managed the development and construction and, until December 31, 1999, managed the operation and marketing of the Mohegan Sun Casino.

Each of the partners of TCA and certain employees of the Mohegan Sun Casino must be licensed by relevant tribal and state authorities. Each of the partners of TCA has received a gaming license from the Commissioner of Revenue Services of the State of Connecticut. In addition, gaming licenses or management agreements held or subsequently acquired by the Company or its subsidiaries pursuant to applicable law and regulations, including the IGRA and the National Indian Gaming Commission (the "NIGC") regulations, may require review, approval or licensing of any person or entity directly, or indirectly possessing or acquiring 10% or more of the Company's equity securities (a "Substantial Interest"). The NIGC may be required to review and approve any such person or entity and make a finding of suitability pursuant to the IGRA and NIGC regulations. If the NIGC were to determine that a person or entity holding a Substantial Interest in a gaming management agreement was unsuitable, prior approval of the management agreement could be revoked, subsequent approvals or renewals could be blocked and certain required gaming licenses could be suspended, rescinded or denied.

Expansion

In February 1998, the Mohegan Tribe appointed TCA to develop its approximately $960 million expansion of the Mohegan Sun Casino, which includes an additional 115,000 square foot casino, an entertainment arena and additional retail space expected to open by the fourth quarter of 2001, as well as a 1,200-room hotel expected to open in the second quarter of 2002.

Management Fees

The Mohegan Tribe and TCA entered into the Management Agreement pursuant to which the Mohegan Tribe engaged TCA to operate, manage and maintain the Mohegan Sun Casino in exchange for annual fees based upon net revenues (as defined). The monthly management fee payments to TCA under the Management Agreement were calculated against 1/12th of targeted annual net revenue amounts set forth in the Management Agreement and then adjusted to actual net revenue amounts realized annually within 60 days of the close of each fiscal year. As defined in the Management Agreement, "Net Revenues" of the Mohegan Sun Casino means the amount of gross revenues of the facility, less operating expenses and certain specified categories of revenue, such as income from any financing or refinancing, taxes or charges received from patrons on behalf of and remitted to a governmental entity, proceeds from the sale of capital assets, insurance proceeds and interest on the reserve fund. Net revenues include "Net Gaming Revenues", which are equal to the amount of "net win" (the difference between gaming wins and losses) less all gaming related operational expenses. In addition, TCA was required to establish, and, together with the Mohegan Tribe, make monthly contributions to a replacement reserve fund, which was used to pay approved budgeted capital expenditures for the Mohegan Sun Casino. The annual TCA contribution to such fund was $1.2 million.

Term

The term of the Management Agreement was seven years from the date of the opening of the Mohegan Sun Casino. However, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that, effective January 1, 2000, TCA would turn over management of the ohegan Sun Resort Complex (which comprises the existing operations and the current expansion) to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated, and beginning January 1, 2000, TCA receives annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. Until January 1, 2000, there were no changes in TCA's agreements with the Mohegan Tribe.

Priority Payments

Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, prior to January 1, 2000 the Company received priority payments from TCA. Each of these priority payments was paid from TCA's management fees prior to the pro rata distribution to TCA's partners of TCA's profits. For seven years beginning January 1, 2000, TCA will pay to the Company the first $5 million from the five percent of gross revenues it receives from the MTGA as a priority payment prior to the prorata distributions to its partners.

Waiver of Sovereign Immunity

Pursuant to the Management Agreement and the Relinquishment Agreement, the Mohegan Tribe has waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purpose of compelling arbitration or enforcing any arbitration or judicial award arising out of TCA's agreement with the Mohegan Tribe. The parties have agreed that all disputes and claims arising out of TCA's agreement with the Mohegan Tribe or the Mohegan Tribe's gaming ordinance will be submitted to binding arbitration, which shall be the sole remedy of the parties, and that punitive damages may not be awarded to either party by any arbitrator. The Mohegan Tribe's waiver of sovereign immunity is limited to enforcement of monetary damages from undistributed or future net revenues of the Mohegan Sun Casino (or, under certain conditions, net revenues of other gaming operations of the Mohegan Tribe). Funds earned and paid to the Mohegan Tribe as the Mohegan Tribe's share of net revenues prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

Gaming Disputes Court

The Mohegan Tribe's Constitution (the "Mohegan Constitution") provides for the governance of the Mohegan Tribe by a tribal council, in which the legislative and executive powers of the Mohegan Tribe are vested, and a constitutional review board. On July 20, 1995, the tribal council enacted a tribal ordinance creating the Gaming Disputes Court (the "Court"), which is composed of a trial and an appellate branch. The Mohegan Constitution and the tribal ordinance establishing the Court give the Court exclusive jurisdiction for the Mohegan Tribe over all disputes and controversies related to gaming between any person or entity and the MTGA, the Mohegan Tribe or TCA. The Court has been authorized by the Mohegan Constitution to consist of at least four judges, none of whom may be members of the Mohegan Tribe and each of whom must be either a retired federal judge or Connecticut Attorney Trial Referee (who is an attorney appointed by the Connecticut Supreme Court).

Environmental Matters

The Company is subject to federal, state and local laws and regulations that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances (together, "Environmental Laws"). From time to time, the Company's operations have resulted or may result in certain noncompliance with applicable Environmental Laws. However, the Company believes that any such noncompliance would not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Mohegan Sun Casino site was formerly occupied by UNC, a naval products manufacturer of, among other things, nuclear reactor fuel components. UNC's facility was officially decommissioned on June 8, 1994, when the Nuclear Regulatory Commission (the "NRC") confirmed that all licensable quantities of special nuclear material ("SNM") had been removed from the Mohegan Sun Casino site and that any residual SNM contamination was remediated in accordance with the NRC-approved decommissioning plan.

From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun Casino site, including extensive soil investigations and groundwater monitoring. The environmental assessments detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Extensive remediation of contaminated soils and additional investigations were then completed. Although the Mohegan Sun Casino site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun Casino site revealed all existing environmental conditions, that any prior owners or tenants of the Mohegan Sun Casino site did not create any material environmental condition not known to the Mohegan Gaming Authority, that future laws, ordinances or regulations will not impose any material environmental liability or that a material environmental condition does not otherwise exist on the Mohegan Sun Casino site. Future remediation may be necessary if excavation and construction exposes contaminated soil, which has otherwise been deemed isolated and not subject to cleanup requirements. Such remediation could adversely impact the results of operations of the Mohegan Sun Casino and therefore the results of operations and financial conditions of the Company.

In addition, the Environmental Protection Agency (the "EPA") has named a predecessor to SINA as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") for the cleanup of contamination resulting from past disposals of hazardous waste at the Bay Drum site in Florida, to which the predecessor, among others, sent waste in the past. CERCLA requires PRPs to pay for cleanup of sites at which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Because the Company has only limited information at this time regarding this site and the wastes sent to it by the predecessor, the Company is unable to determine the extent of its potential liability, if any, at this site.

Sales and Marketing

The Company's marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising. To support its operations in The Bahamas, the Company maintains an internal distribution through its own travel agency and tour operator, Paradise Island Vacations, Inc. as well as through the Company's internet web site, Atlantis.com. Similarly, the Company's operations in the Mauritius and Dubai are supported through the Company's own tour operator in France, Sun Vacances. In addition, the Company supports channel distribution for all of it's operations through primary wholesalers in the travel agent community with a favorable commission structure.

The Company spends approximately $20 million per year on sales and marketing for its operations in The Bahamas. Pursuant to the Heads of Agreement, described above under "Certain Matters Affecting the Companies Bahamian Operations-Heads of Agreement", the Company receives $4 million from the Bahamian Government toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisement in all media.

(C) Organizational Structure

SIIL and certain of its direct and indirect shareholders own approximately 67% of the Company's $.001 par value capital stock (the "Ordinary Shares"). The Company is SIIL's sole investment vehicle for the development of entertainment, resort and gaming operations outside southern Africa. SIIL is a private holding company in which each of Caledonia Investments Plc, an English company publicly traded on the London Stock Exchange ("Caledonia"), Kersaf Investments Limited, a South African company traded on the Johannesburg Stock Exchange ("Kersaf"), and a trust for the benefit of the family of Mr. Solomon Kerzner, Chairman and Chief Executive Officer of the Company, controls approximately a one-third interest. The remaining 33% of the Ordinary Shares are owned by other public shareholders. See "Item 7. Major Shareholders and Related Party Transactions" for disclosure of all shareholders owning 5% or more of the Ordinary Shares.

Set forth below is a table listing the Company's significant subsidiaries:

Name of Company	Country of Incorporation	% of Ownership*
Aberdeen Management Limited	Channel Islands	100%
GGRI, Inc.	United States	(2)
Island Hotel Company Limited	The Bahamas	(1)
Paradise Beach Inn, Limited	The Bahamas	(6)
Paradise Enterprises Limited	The Bahamas	(1)

Name of Company	Country of Incorporation	% of Ownership*
Paradise Island Limtied	The Bahamas	(1)
PIV, Inc.	United States	(5)
Purposeful BV	Netherlands	(7)
Resorts International Hotel, Inc.	United States	(3)(4)
Sun Cove Limited	United States	(2)
Sun Cove New York, Inc.	United States	(2)
Sun Hotels International (Bermuda), Limited	Bermuda	100%
Sun Hotels International Management NV	N. Antilles	100%
Sun International Bahamas, Limited	The Bahamas	100%
Sun International Development Limited	The Bahamas	(1)
Sun International Management Ltd.	British Virgin Islands	100%
Sun International Management (UK) Ltd.	United Kingdom	100%
Sun International Marketing, Inc.	United States	(2)
Sun International New York, Inc.	United States	(2)
Sun International North America, Inc.	United States	100%
Sun International Resorts, Inc.	United States	(2)
Sun Vacances SA	France	(8)
Sunonline Limited	The Bahamas	100%

* % Voting Power equals % of Ownership
(1) 100% owned by Sun International Bahamas, Limited
(2) 100% owned by Sun International North America, Inc.
(3) 100% owned by GGRI, Inc.
(4) Sold on April 25, 2001 as part of the Resorts Atlantic City Sale
(5) 100% owned by Sun International Resorts, Inc.
(6) 100% owned by Paradise Island Ltd.
(7) 100% owned by Sun Hotels International Management NV
(8) 100% owned by Purposeful BV

(D) Property, Plants and Equipment

The Company's headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

As of December 31, 2000 the Company owns or leases properties in The Bahamas, the United States, the United Kingdom and France. Set forth below is a table listing our principal properties.

Name and Location	Owned or Leased	Principal Use	Size	Capacity	Extent Utilized Year 2000
Atlantis Paradise Island, The Bahamas	Owned	Hotel/Casino	60 acres	2,317 Rooms	83% Occupancy
Ocean Club Paradise Island, The Bahamas	Owned	Hotel/Casino	55 acres	106 Rooms	71% Occupancy
Ocean Club Golf Course Paradise Island, The Bahamas	Owned	Golf Course	188 acres	N/A	N/A
Resorts Atlantic City (1) Atlantic City, New Jersey	Owned	Hotel/Casino	10.5 acres	644 Rooms	87% Occupancy
Undeveloped Land Paradise Island, The Bahamas	Owned	Future Development	90 acres	N/A	N/A
Undeveloped Land Atlantic City, New Jersey	Owned	(2)	26 acres	N/A	N/A
SIRI Ft. Lauderdale, Florida	Leased	Administrative Office and Travel Agency	-	400 Employees	-

(1) Resorts Atlantic City was sold on April 25, 2001 as part of the Resorts Atlantic City Sale.

(2) Of the undeveloped land in Atlantic City, approximately 12 acres were sold on April 25, 2001 as part of the Resorts Atlantic City Sale. Of the acres that were not sold, approximately 10 acres are included in the Atlantic City Option, and effective April 25, 2001, through SINA, the Company leases this property to Colony for $100,000 per month. All other land that the Company continues to own in Atlantic City is available for sale.

In addition to the properties listed above, the Company leases several small administration offices throughout various locations in the United States which are utilized for marketing purposes. The number of employees at each of these offices is less than ten. The Company also leases a small administrative office in Oxfordshire, United Kingdom, as well as office space in Seine, France, which Sun Vacances uses as a travel agency.

The majority of the property owned by the Company serves as collateral to the Revolving Credit Facility. The Revolving Credit Facility becomes due on August 12, 2002.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

Consolidated Results

2000 vs. 1999. The Company recorded a net loss of $119.1 million in 2000 compared to net income of $69.8 million in 1999. Diluted loss per share in 2000 was $3.86 as compared to earnings per share of $2.05 in 1999. The net loss in 2000 included a $229.2 million write-down of the net assets related to the Resorts Atlantic City Sale and the Atlantic City Option to their realizable value. Other non-recurring items in 2000 included $11.2 million of purchase termination costs related to the cancellation of the Company's agreement to acquire the Desert Inn, $7.0 million of transaction costs incurred in connection with the Company's self-tender offer in June 2000 and the termination of the proposal by SIIL to acquire, in a merger transaction, all of the outstanding Ordinary Shares that it did not already own and $7.6 million of pre-opening costs primarily related to the expansion of the Company's deluxe Ocean Club Resort on Paradise Island and the new Ocean Club Golf Course. Also in 2000, the Company recorded a net gain of $76.4 million from the sale of luxury homesites around the Ocean Club Golf Course at Ocean Club Estates. Net income in 1999 included the write-off of $5.4 million of pre-opening costs related to the 1999 renovation of Resorts Atlantic City. On a proforma basis, excluding these non-recurring items, the Company earned net income of $59.6 million, or $1.93 per share on a diluted basis, and $75.2 million, or $2.21 per share, in 2000 and 1999, respectively. Net revenues in 2000, excluding the sale of lots at Ocean Club Estates, were $776.0 million as compared to $739.0 million in 1999. Operating expenses excluding non-recurring items were $672.2 million in 2000 versus $619.1 million in 1999.

1999 vs. 1998. The Company recorded net income of $69.8 million compared to $57.7 million in 1998. Diluted earnings per share increased to $2.05 in 1999 as compared to $1.70 in 1998. Net income in 1999 included the write-off of non-recurring pre-opening expenses of $5.4 million related to the renovation of Resorts Atlantic City. In 1998, net income included the write-off of non-recurring pre-opening expenses of $26.0 million related primarily to the opening at Atlantis in December 1998 of The Royal Towers, a 1,200 room deluxe hotel, a new 100,000 square-foot casino and entertainment center, expanded marine habitats and other entertainment attractions. On a proforma basis, excluding these non-recurring items, the Company earned net income of $75.2 million, or $2.21 per share on a diluted basis, and $83.7 million, or $2.46 per share in 1999 and 1998, respectively. Net revenues were $739.0 million in 1999 as compared to $550.1 million in 1998, excluding income of $754,000 pursuant to a real estate lease in Atlantic City that was terminated in February 1998. Operating expenses excluding the write-off of pre-opening expenses were $619.1 million in 1999 versus $472.7 million in 1998. This increase was largely due to the opening of the Royal Towers.

Segment Results

Segment results stated below conform to the Segment Information included in Note 16 of Notes to Consolidated Financial Statements included in this Annual Report.

Paradise Island

2000 vs. 1999. The Company's Paradise Island operations generated income from operations of $85.7 million in 2000, as compared to $93.6 million in 1999. The Company's largest property on Paradise Island, Atlantis, achieved an average occupancy of 83%, compared to 81% in 1999, and the average daily rate increased by 15% to $242. While the Company experienced growth in the contribution to operating earnings from the rooms and food and beverage operations on Paradise Island, a decrease in earnings generated by the casino and increased selling, general and administrative costs resulted in the lower income from operations. The casino generated gaming win of $132.1 million in 2000 as compared to $130.5 million in 1999. While casino revenues increased slightly, the overall contribution to operating earnings from the casino in 2000 decreased by $10.4 million as compared to 1999. Higher casino operating expenses, which included promotional and marketing costs, resulted in increased play in the casino, the effects of which were not fully realized due to a poor hold percentage in table games (ratio of table game win to dollar amount of chips purchased). In 2000, table game win of $81.3 million, a decrease of $1.2 million (or 1.5%), was the result of a decrease in hold percentage from 16.1% to 14.2% which more than offset an increase of $58.2 million (or 11.3%) in table game drop (the dollar amount of chips purchased). Slot win of $50.8 million reflected an increase of $2.7 million (or 5.6%) as compared to 1999 which resulted from an increase in handle (dollar amount wagered) of $31.7 million (or 6.3%).

Selling, general and administrative expense increased by $8.3 million (or 14.4%) in 2000 as compared to 1999. The Company experienced increases in costs related to information technology and process re-engineering projects in an effort to improve operational efficiency, computer systems and gathering of marketing information. Sales and marketing costs increased primarily due to more special events on Paradise Island. The Company also incurred additional costs in windstorm insurance premiums as a result of the effects of Hurricane Floyd in September 1999 as well as overall increases experienced by the industry.

In the fourth quarter of 1999, operations at Atlantis were negatively impacted by the effects of Hurricane Floyd which occurred in September 1999. The Company recorded net revenues of $14.2 million from business interruption insurance recovery.

1999 vs. 1998. The Company's Paradise Island operations generated income from operations of $93.6 million in 1999, as compared to $42.1 million in 1998. Atlantis achieved an average occupancy of 81%, compared to 87% in 1998, while the average daily rate increased by 13% to $211. The number of room nights available at Atlantis nearly doubled over 1998 as a result of the opening of The Royal Towers in December 1998. The casino generated gaming win of $130.5 million in 1999 as compared to $84.6 million in 1998. In 1999, table game win of $82.5 million, an increase of $32.5 million, was a result of increased table game drop of $177.7 million (or 52%), as well as increased hold percentage from 14.9% to 16.1%. Slot win, of $48.1 million in 1999 reflected an increase from $34.6 million achieved in 1998 as a result of an increase in handle of $147.2 million (or 41.6%), partially offset by a reduction in hold percentage from 9.8% to 9.7%.

The increase in income from operations reflects a substantial contribution in 1999 from Atlantis' new 1,200-room Royal Towers Complex, 100,000 square foot casino and associated recreational and entertainment facilities. As previously mentioned, in 1999 the Company recorded net revenues of $14.2 million from business interruption insurance recoveries as a result of the negative impact Hurricane Floyd had on operations at Atlantis in the fourth quarter. During the fourth quarter of 1999, the average occupancy at Atlantis was 74% with an average room rate of $204.

Other factors effecting Paradise Island income from operations were increases in depreciation expense and management services fees paid to an affiliate. Depreciation expense increased by $23.6 million largely due to the opening of the Royal Towers and related facilities in December 1998. In 1999, management fees paid to affiliates increased by approximately $4.3 million as a result of changes in the management services agreement.

Atlantic City

2000 vs. 1999. The Company operated in Atlantic City, New Jersey through its wholly-owned hotel and casino, Resorts Atlantic City. In 2000, Resorts Atlantic City generated income from operations of $7.6 million as compared to a loss of $253,000 in 1999. The increase in operating earnings was a result of increased earnings from the casino. Net revenues in 2000 included gaming win of $235.8 million, an increase of $14.8 million (or 6.7%) from gaming win of $221.0 million in 1999. Table game revenues in 2000 increased by $8.2 million (or 12.7%) primarily due to an increase in hold percentage to 15.5% from 14.1% in 1999 and to a lesser extent an increase of $12.2 million (or 2.7%) in table game drop as compared to 1999. Slot revenues in 2000 increased by $6.1 million (or 3.9%) compared to 1999 due to an increase in slot handle of $241.1 million (or 14.3%), partially offset by a decrease in hold percentage to 8.3% in 2000 from 9.2% in 1999. The average number of slot units in operation during the year 2000 was 2,298 as compared to 2,033 in 1999. Commencing in February 1999, the Company had taken out of service and/or removed from the floor as many as 800 slot units at a time during the renovation of Resorts Atlantic City, which was completed in early July 1999. Gaming costs and expenses in 2000 increased by $6.0 million (or 3.8%) as compared to 1999. This represented higher costs attributable to increased gaming revenues compared to the prior year, principally promotional expenses, labor costs and casino win tax. Partially offsetting the increased earnings from the casino was a reduction in other casino/hotel revenues compared to the prior year. This was mainly due to decreased entertainment revenues as there were fewer headliner acts at Resorts Atlantic City in 2000 compared to 1999.

During the fourth quarter of 2000, the Company entered into a definitive agreement to sell Resorts Atlantic City to Colony. See "(B) Liquidity, Capital Resources and Capital Spending" for a further description of this transaction.

1999 vs. 1998. In 1999, the property generated net revenues of $243.1 million as compared to $260.7 million in 1998. Net revenues in 1999 included gaming win of $221.0 million, a decrease of $13.7 million (or 5.8%) from gaming win of $234.7 million in 1998. Slot revenues decreased by $15.7 million (or 9.2%) mainly due to a decrease in handle of $138.9 million (or 7.6%). As a result of the slot units taken out of service in 1999 during the renovation of Resorts Atlantic City, there was an average of 2,033 slot machines in service during the year 1999 compared to 2,253 in 1998. The lower slot revenues were partially offset by an increase in table game revenues of $2.2 million (or 3.6%) over 1998. This was primarily due to an increase in table game drop of $39.2 million (or 9.4%) which was partially offset by a reduction in hold percentage to 14.1% in 1999 from 14.9% in 1998. The property also experienced slight decreases in rooms and food and beverage revenues in 1999 as a result of the renovation. Throughout the year, in order to complete the renovation of its existing hotel rooms, Resorts Atlantic City took out of service an average of 45 rooms of its existing inventory of 658. Upon completion of the renovation, the number of available rooms decreased to 644 compared to 662 in 1998. The decrease in other casino/hotel revenues was primarily due to lower complimentary entertainment revenues. With the availability of "Club 1133", an entertainment lounge which offers free admission to patrons, there were fewer headliner shows in the main theater. Operating earnings decreased by $20.2 million. While gaming revenues were down $13.7 million for the year 1999, gaming expense increased by $5.5 million. This was primarily due to increased promotional costs. The effect of fewer slot machines on the floor and lower hold percentage on table games had an unfavorable impact on casino revenues. Therefore, the property was not able to fully realize the effects of the increased promotional costs. Partially offsetting these unfavorable variances was a reduction in casino win tax which is based on a percentage of casino win.

On June 30, 1999, management completed the renovation of Resorts Atlantic City. The construction included extensive renovations to the casino, hotel lobby, guestrooms and suites, room corridors, restaurants, the hotel porte cochere and public areas. In addition, three new restaurants were created, replacing two older restaurants and a VIP player lounge was constructed.

Connecticut

Sun Cove has a 50% interest in, and is a managing partner of, TCA, a Connecticut general partnership that developed and, until January 1, 2000, managed the Mohegan Sun Casino, a casino and entertainment complex in Uncasville, Connecticut. TCA managed the Mohegan Sun Casino pursuant to a Management Agreement which provided that TCA earn management fees of between 30% to 40% of the Mohegan Sun Casino's earnings after depreciation and interest. The percentage of profits distributed to the partnership started at 40% and declined to 30% based on predetermined profitability thresholds. Prior to distributing its profits equally to its partners, TCA contributed $1.2 million per annum to the casino's capital reserve account, funded its own operating costs and then made certain priority payments to its partners or their affiliates in return for services rendered.

In 1998, the Mohegan Tribe appointed TCA to develop its approximately $960 million expansion of the Mohegan Sun Casino for a fee of $14 million. The expansion includes an additional 120,000 square foot casino, a 1,200-room hotel, an arena and additional retail space. It is anticipated that the new casino and retail shops will open in the fourth quarter of 2001 with the hotel opening in the second quarter of 2002. In addition, TCA and the Mohegan Tribe entered into the Relinquishment Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of the Mohegan Sun Resort Complex (which comprises the existing operations and the proposed expansion) to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, beginning January 1, 2000, TCA receives payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period.

2000 vs. 1999. During 2000, the Mohegan Sun Casino generated gross revenues of $809.7 million as compared to $748.4 million in 1999. Gross revenues included gaming win of $719.7 million and $653.4 million in 2000 and 1999, respectively. Slot win increased by $51.8 million to $537.0 million in 2000 from $485.2 million in 1999. This was largely due to an increase in handle of $585.8 million to $6.787 billion, and to a lesser extent, an increase in hold percentage to 7.9% in 2000 from 7.8% in 1999. The gross win per slot machine per day increased from $447 in 1999 to $495 in 2000. Table game win increased by $12.9 million to $164.0 million in 2000 from $151.1 million in 1999. This was primarily a result of an increase in table game drop of $73.4 million (or 8.2%) while table game hold percentage was virtually flat at 17% in both 2000 and 1999.

In 2000, TCA received payments under the Relinquishment Agreement of $41.0 million as compared to $59.6 million of management fees earned in 1999 under the Management Agreement. The Company received payments from TCA of $19.8 million and $32.6 million in 2000 and 1999, respectively. The Company also earned development fees of $3.8 million and $6.7 million in 2000 and 1999, respectively. The payments received by TCA under the Relinquishment Agreement are currently contributing less income than was previously earned under the Management Agreement. However, the Relinquishment Agreement will expire in 2014, whereas the Management Agreement was to expire in 2003. As mentioned above, the expansion of the Mohegan Sun Casino is expected to open in late 2001, at which time payments received by TCA under the Relinquishment Agreement will be based on gross revenues of the expanded casino.

1999 vs. 1998. During 1999, the Mohegan Sun Casino generated net revenues of $684.3 million as compared to $605.6 million in 1998. Net revenues included gaming win of $653.4 million and $576.7 million in 1999 and 1998, respectively. Slot win increased by $63.1 million to $485.2 million in 1999 from $422.1 million in 1998. This was due to an increase in handle of $913.4 million to $6.201 billion, partially offset by a slight decrease in hold percentage. The gross win per slot machine per day increased from $395 in 1998 to $447 in 1999. Table game win increased by $7.8 million to $151.1 million in 1999 from $143.3 million in 1998. An increase in table game drop of $89.5 million (or 11.2%) was partially offset by a decreased hold percentage, from 17.9% in 1998 to 17% in 1999. Operating earnings before bingo (which is not managed by TCA) increased by $9.6 million (or 4.8%) to $209.0 million in 1999 from $199.4 million in 1998.

TCA earned management fees of $59.6 million in 1999 as compared to $53.7 million in 1998. The Company earned fees from TCA of $32.6 million and $34.6 million in 1999 and 1998, respectively. The Company also earned development fees of $6.7 million in 1999.

Sun Indian Ocean Equity Ownership

Through June 16, 2000, Sun International owned a 22.8% interest in Sun Indian Ocean. Effective June 16, 2000, Sun Indian Ocean issued additional shares of stock under a rights issue in which the Company did not participate, effectively reducing the Company's ownership interest to 20.4%. Sun Indian Ocean owns five beach resort hotels in Mauritius and, until late 2000, owned one hotel in the Comoro Islands. In November 2000, Sun Indian Ocean sold the property in the Comoro Islands to an unaffiliated party. Equity earnings from Sun Indian Ocean were $3.4 million, $2.6 million and $2.7 million in 2000, 1999 and 1998, respectively.

Sun Indian Ocean and Dubai Management Contracts

The Company has long-term management contracts with the Mauritius properties discussed above, which expire in 2008. In addition, the Company manages the Royal Mirage Hotel, a 258-room beach resort hotel on Jumeira Beach in Dubai which opened in August 1999. The terms of the Dubai management contract extend for a period of twenty years from the date the property opened. The hotels in Mauritius and the Comoro Islands along with the hotel in Dubai are collectively referred to as the Management Properties.

2000 vs. 1999. In 2000, the Management Properties generated revenues of $133.7 million as compared to $92.9 million in 1999 and had net income of $23.8 million in 2000 compared to $12.4 million in 1999. The increased earnings were largely a result of higher operating profits from Le St. Geran, a high-end luxury hotel in Mauritius, which operated for a full year in 2000, whereas in 1999 the hotel was closed in April for renovations and did not reopen until December 1999. In addition, as noted above, the Royal Mirage Hotel in Dubai commenced operations in August 1999 and thus operated for a full year in 2000 compared to four months in 1999. In 2000, the occupancy and average room rate for the Sun Indian Ocean Mauritian properties were 83.1% and $160, as compared to 82.3% and $131 in 1999. At the Royal Mirage Hotel in Dubai, the occupancy and average room rate in 2000 were 81.7% and $202 as compared to 67.7% and $185 for its first four months of operation in 1999.

In 2000, the Company earned management fees from the Management Properties of $8.7 million as compared to $6.2 million in 1999. Development fees of $760,000 earned in 1999 related to the renovation of Le St. Geran.

1999 vs. 1998. In 1999, the Management Properties generated revenues of $92.9 million as compared to $88.8 million in 1998 and had net income of $12.4 million in 1999 compared to $10.8 million in 1998. Increased revenues are a result of the Royal Mirage Hotel in Dubai commencing operations in August 1999, partially offset by a slight decrease in revenues earned in Mauritius. Although revenues from the Mauritian properties decreased in 1999 compared to 1998, these properties performed extremely well over the previous year. The decreased operating results were primarily due to reduced revenues at Le St. Geran, which closed in April 1999 for renovations and did not reopen until December. Operating results included approximately $4.6 million of costs associated with the closing and re-opening of Le Saint Geran. Exclusive of Le Saint Geran, the other four hotels in the Mauritius had aggregate favorable variances in revenues and operating profits of $9.0 million and $5.2 million, respectively. These results were partially offset by reduced operating profit in the Comoro Islands. In 1999, the occupancy and average room rate for the Sun Indian Ocean Mauritian properties were 82.3% and $131, as compared to 80% and $133 in 1998.

In 1999 the Company earned management fees from the Management Properties of $6.2 million as compared to $5.9 million in 1998. The Company also earned $760,000 of development fees related to the renovation of Le St. Geran in 1999 compared to $90,000 in 1998.

Harborside at Atlantis

In 1999, through one of it's Bahamian subsidiaries, the Company formed a joint venture with Vistana, a subsidiary of Starwood, to develop a timeshare project on Paradise Island, Harborside at Atlantis, adjacent to Atlantis. The Company and Vistana each have a 50% interest in the joint venture. Construction of the first phase, consisting of 82 units, began in 2000 and was completed in February 2001. Sales of the timeshare units began in May 2000. In 2000, the Company earned $3.4 million in fees for marketing and development services provided to Harborside at Atlantis. Equity earnings in 2000 were $780,000.

Other Factors Affecting Earnings

2000 vs 1999. In 2000, non-recurring items included a gain of $76.4 million from the sale of luxury homesites at Ocean Club Estates on Paradise Island. During 2000, the Company completed the development of the infrastructure for Ocean Club Estates, which includes 121 luxury homesites situated around the Company's newly renovated golf course. As of December 31, 2000, 102 of these lots were sold.

Non-recurring expenses in 2000 included a write-down of assets related to the Resorts Atlantic City Sale and Atlantic City Option to their realizable value. As a result of entering into the agreement to sell Resorts Atlantic City at a purchase price less than its carrying value, the Company recorded a loss of $229.2 million in the fourth quarter of 2000. Purchase termination costs of $11.2 million in 2000 related to the cancellation of the Company's agreement to acquire the Desert Inn from Starwood. These costs included $7.2 million paid to Starwood pursuant to the terms of canceling the agreement. Also in 2000, the Company incurred $7.0 million of transaction costs in connection with the Company's self-tender offer in June 2000 and the termination of the proposal by SIIL to acquire, in a merger transaction, all Ordinary Shares in the Company that it did not already own. Pre-opening expenses were $7.6 million in 2000 as compared to $5.4 million in 1999. These costs in 2000 related primarily to the expansion of the Company's deluxe Ocean Club Resort on Paradise Island and the new Ocean Club Golf Course. In 1999, pre-opening expenses related to the opening of the renovation completed at Resorts Atlantic City.

General corporate expenses increased by $6.4 million (or 37.9%) to $23.3 million in 2000 as compared to $16.9 million in 1999. The increase was largely due to higher information technology costs incurred in connection with the enhancement of certain computer software programs and improving the overall structure of computer systems throughout the Company. Also contributing to the increase in corporate expenses, to a lesser extent, were new project costs incurred as management of the Company continues to research the possibility of new investment and/or development opportunities. Additionally, corporate expenses were affected by slight increases in corporate marketing and public relations costs as well as increased exchange losses on foreign currency transactions.

Other segments in 2000 contributed $1.7 million to consolidated operating income as compared to $2.3 million in 1999. In 2000, $3.0 million was received from Kersaf pursuant to a long-term contract. This contribution was fixed at $2.4 million in 1994 and increases at a rate of 3% per annum and has been paid annually. These revenues were partially offset by costs relating to undeveloped real estate owned in Atlantic City, primarily real estate taxes. Other segments in 1999 include net revenues of $2.9 million received from Kersaf, a $1 million gain from the cancellation of notes that were previously included in long-term debt and $600,000 received as a final installment on the 1996 sale of a management contract. These items were partially offset by costs incurred with the Company's Year 2000 compliance program as well as real estate taxes.

In 2000, interest income was $4.2 million as compared to $12.7 million in 1999. In connection with the development of the Mohegan Sun Casino in 1996, the Company held subordinated notes issued by Mohegan Tribal Gaming Authority, for which interest payments were satisfied by the issuance of additional notes. The aggregate principal balance of these notes, including accrued interest, was $94.1 million at December 31, 1999 at which time they were repaid in full. Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

Interest expense, net of capitalized interest, in 2000 was lower than the previous year by $5.0 million. Interest costs capitalized during 2000 amounted to $11.1 million as compared to $4.9 million in 1999.

1999 vs. 1998. In 1999, pre-opening expenses were $5.4 million compared to $26.0 million in 1998. All of the pre-opening expenses in 1999 related to the opening of the renovation completed at Resorts Atlantic City in July. In 1998, pre-opening expenses related to the opening of the Royal Towers amounted to $25.3 million. These represented non-recurring charges specifically associated with the expansion and included payroll during the training period, non-recurring marketing of the new resort and the cost of a grand opening promotion. In addition, in 1998, $631,000 of pre-opening expenses were incurred related to the establishment of a new tour operation subsidiary in France. Such costs were not related to the ongoing operations of the Company and included no allocations of operating department costs.

General corporate expenses were $16.9 million in 1999 as compared to $19.5 million in 1998. The decrease was due primarily to lower payroll and related costs as no bonuses were earned in 1999 under the executive incentive bonus plan. Bonuses under this plan are based on the Company meeting certain earnings per share thresholds.

Other segments in 1999 include net revenues of $2.9 million received from Kersaf. Other segments contributed $2.3 million to consolidated operating income as compared to $621,000 in 1998. In 1999, $1.0 million of notes that were previously included in long-term debt were canceled and written off. Also in 1999, the Company received $600,000 as a final installment on the 1996 sale of a management contract as a result of certain conditions being met. Costs related to the Company's Year 2000 compliance were lower by $500,000 in 1999 compared to 1998. Other segments in 1998 included $754,000 rental from a real estate lease which was terminated in February 1998.

Interest expense of $50.7 million in 1999 was higher than the previous year by $46.2 million. In 1999, the amount of capitalized interest was $4.9 million compared to $35.3 million in 1998. Also in 1999, interest costs on the Company's revolving credit facility were $18.3 million higher than 1998 due to higher average borrowing levels.

(B) Liquidity, Capital Resources and Capital Spending

At December 31, 2000, the Company's working capital was $107.5 million. Current assets included net assets held for sale of $138.4 million, pursuant to the terms of the Resorts Atlantic City Sale described below, and current liabilities included $13.0 million in capital creditors related to development projects on Paradise Island. At December 31, 2000, unrestricted cash and cash equivalents were $22.5 million. During the year, the Company generated $225.3 million in operating cash flow.

On April 25, 2001, the Company sold Resorts Atlantic City to Colony for a purchase price of approximately $144 million, including accrued interest. In addition, Colony has a two year option to acquire certain undeveloped real estate owned by the Company, adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. To facilitate Colony's financing, the Company lent Colony's affiliate $17.5 million toward the purchase price of Resorts Atlantic City in exchange for an unsecured note at an interest rate of 12.5% per annum. Interest is payable semi-annually, one-half in cash and one-half in PIK Notes, the principal balance and all outstanding interest of the Note and the PIK Notes to be paid in seven years from the date of the original Note. The balance of the proceeds was paid in cash. Net assets held for sale on the accompanying consolidated balance sheet as of December 31, 2000 represent the adjusted book value of the assets disposed of in the Resorts Atlantic City Sale. The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding on the Revolving Credit Facility.

The Revolving Credit Facility previously allowed for maximum borrowings up to $500 million, such amount to be reduced by $125 million on August 12, 2001. To allow for the Resorts Atlantic City Sale and the Atlantic City Option, in January 2001, the Revolving Credit Facility was amended. The amendment states, among other things, that, in lieu of the $125 million reduction discussed above, (i) if the Resorts Atlantic City Sale was consummated on or before August 12, 2001, on the date of such consummation, the maximum amount of borrowings that may be outstanding on the Revolving Credit Facility would be reduced by the net cash proceeds received by the Company, subject to a minimum cash consideration of $125 million, and (ii) if the Atlantic City Option was consummated on or before August 12, 2001, the amount of borrowings available on the Revolving Credit Facility would be further reduced by the net cash proceeds received by the Company. Accordingly, on April 25, 2001, the maximum amount of borrowings available on the Revolving Credit Facility was reduced by $127 million, the net cash proceeds received in the Resorts Atlantic City Sale. As of December 31, 2000, borrowings under the Revolving Credit Facility amounted to $369 million.

In November 1997, the Company filed a registration statement with the Securities and Exchange Commission pursuant to which the Company may, from time to time, issue in one or more series an aggregate of $300 million of debt securities (the "Shelf Registration"). Pursuant to the Shelf Registration, in December 1997, the Company issued $100 million of senior subordinated unsecured notes due December 2007.

In June 2000, the Company offered to purchase up to 5,000,000 Ordinary Shares at a $24 per share cash price, pursuant to an Offer to Purchase. The self-tender offer was subject to the terms and conditions set forth in the Offer to Purchase, including the condition that the Ordinary Shares continue to be listed for trading on the New York Stock Exchange and that the Company remain subject to periodic reporting requirements of the Securities Exchange Act of 1934. In August 2000, the Company announced the completion of the self-tender offer in which 13,554,651, of the then outstanding 32,682,350 Ordinary Shares, were tendered. Because the self-tender offer was oversubscribed, a pro-ration factor of 36.89% was applied, and pursuant to the self-tender offer, 5,000,000 Ordinary Shares were purchased by the Company at $24 per share. The self-tender offer was financed with borrowings under the Revolving Credit Facility.

During 2000, the Company completed the redevelopment of the Paradise Island Golf Course, including a new clubhouse, and developed the infrastructure to support the Ocean Club Estates housing development, which comprised 121 luxury homesites surrounding the golf course. Also during 2000, the Company completed an addition to the Ocean Club, it's high-end luxury resort hotel on Paradise Island. The addition comprised 50 luxurious rooms, including ten deluxe suites, as well as a new beachfront restaurant and significant enhancements to the existing pool and garden areas. The cost of developing the golf course, the infrastructure at Ocean Club Estates and the addition to the Ocean Club was approximately $113.8 million. As of December 31, 2000, 102 of the 121 available homesites have been sold and the Company realized $108.7 million in gross proceeds.

During the second half of 2000, the Company completed an extensive maintenance capital expenditure program of approximately $20 million at Atlantis' Beach Tower. This program included the renovation of all of the Beach Tower's 425 rooms and improvements to certain public spaces.

During 2001, the Company plans to complete a major maintenance capital expenditure program of approximately $20 million to complete renovations at Atlantis. This will include the renovation of approximately 400 rooms in the Coral Towers, including improvements to certain public spaces.

In May 2001, the Company announced that it has agreed to operate Kanuhura Sun, a 100-room luxury resort located on Kanuhura Island in the Maldive Islands. The Company expects to enter into a long-term management agreement to operate Kanuhura Sun in exchange for certain fixed fees and additional fees based on a percentage of revenues and gross operating profit, as defined.

Management believes that available cash on hand at December 31, 2000, combined with funds generated from operations and funds available under the Revolving Credit Facility will be sufficient to finance its planned operating and development activities for at least the next twelve months.

(C)   Research and Development

Management of the Company continually researches and assesses new development and or investment opportunities and management contracts throughout the world. Before pursuing any new business, management considers its available capital, business trends and alternative uses of its capital in determining the feasibility and timing of proceeding with such new business.

The costs incurred by the Company on its research and assessment of new business is not material.

(D)   Trends

Management fees earned by the Company for the year 2000, related to the operations at Sun Indian Ocean, amounted to $7.5 million. Management anticipates that such fees will be reduced by approximately 10% for the year 2001 due to the decline in the Mauritian Rupee as compared to the US dollar. This devaluation has impacted the Company historically and management believes this trend will continue.

Due to the recent proliferation of online gaming, the Company anticipates that there may be future competition affecting its gaming operations. The Company is currently licensed by the Kahnawake Gaming Commission, a native North American Indian band in Canada, to operate an online casino. The Company is in the advanced stages of designing its site and is prepared to begin operation. The Company has developed and implemented systems and procedures to exclude play from jurisdictions where internet gaming is illegal, such as the United States. The Company intends to initially operate its internet gaming site on a test basis to determine the viability of the business and the effectiveness of its systems to maintain compliance with all applicable laws. There can be no assurances that the business is viable or the Company's systems will be effective. Additionally, the Company is unable to predict whether, or to what extent, on-line gaming in general will affect the Company's future results of operations.

Other Matters

Trading Cove New York

In March 2001, TCNY entered into the Development Agreement with the Stockbridge-Munsee Tribe for development of a casino project in the Catskill region of New York. Pursuant to the Development Agreement, TCNY will provide preliminary funding, certain financing and development services. TCNY has secured land and/or options on approximately 340 acres of property in the town of Thompson for the NY Project. The Stockbridge-Munsee Tribe does not currently have reservation land in the State of New York, but is federally recognized and operates a casino on its reservation in Wisconsin. The NY Project is contingent upon numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, which approvals are beyond the control of TCNY. The Company can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", subsequently amended by FASB Statement No. 137 and FASB Statement No. 138. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair values will be recognized in income unless specific hedge accounting criteria are met. The Company will adopt SFAS 133, as amended, beginning January 1, 2001, and does not anticipate that it will have a material impact on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) Directors and Senior Management

The current directors of the Company are:

Name	Country of Citizenship	Director Since
Solomon Kerzner	South Africa	1993
Derek Hawton	South Africa	1993
Peter Buckley	United Kingdom	1994
Howard Marks	United States	1994
Eric Siegal	United States	1994

The current executive officers of the Company are:

Name	Title	Age	Executive Officer Since
Solomon Kerzner	Chairman and Chief Executive	65	1993
Howard B. Kerzner	President	37	1995
Charles D. Adamo	Executive Vice President	40	1995
John R. Allison	Executive Vice President- Chief Financial Officer	55	1994

The executive officers serve indefinitely at the pleasure of the Board of Directors.

Solomon Kerzner, Chairman and Chief Executive Officer: Mr. Kerzner has been the Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as President of the Company. Mr. Kerzner is the Chairman of SIIL, the Company's controlling shareholder, and of WLG, which owns an indirect interest in SIIL. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Sun International, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City. Located approximately 100 miles northwest of Johannesburg, South Africa, Sun City has been expanded in phases since its opening in 1979. The resort has been designed to cater to a broad public market by combining gaming with a wide variety of nongaming entertainment experiences. Today, Sun City covers approximately 620 acres and attracts over two million visitors annually. The facilities at Sun City include four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for watersports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a $275 million themed resort which recreates a forgotten African civilization that has been rediscovered. The Lost City covers approximately 60 acres and its center includes The Palace, a 350-room luxury hotel. The resort also includes a man-made jungle in which over one million trees were transplanted and the Valley of the Waves, which includes a wave pool, adventure rides and sand beaches. During Mr. Kerzner's 34-year career he has been responsible for the development of 21 hotels with over 5,500 rooms and was the founder of the largest hotel chain in southern Africa. The Company does not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

Howard B. Kerzner, President: Mr. Kerzner joined Sun International in May 1995 as Executive Vice President-Corporate Development and has been President since June 1996. Prior to that time, he was Director-Corporate Development of SIIL from September 1992. Previously Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

Charles D. Adamo, Executive Vice President-Corporate Development & General Counsel: Mr. Adamo joined Sun International in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

John R. Allison, Executive Vice President-Chief Financial Officer: Mr. Allison joined Sun International in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc. ("SII"), a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Peter Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman and Chief Executive Officer of Caledonia. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of English & Scottish Investors plc and Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group plc, Offshore Logistics, Inc. (a NASDAQ linked company), SIIL and The Telegraph plc.

Derek Hawton, Director: Mr. Hawton has been a Director since December 1993. Mr. Hawton is Executive Chairman of Kersaf. He is also a Director of various listed public companies in South Africa. Mr. Hawton is a fellow of South Africa's Chartered Institute of Secretaries.

Howard Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC ("Oaktree Capital"). Oaktree Capital manages funds in excess of $20 billion for institutional investors. Previously Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and member of the executive committee of El Paso Electric Company, a publicly traded utility company.

(B) Compensation

The aggregate cash compensation for directors and officers of the Company, including salaries and bonuses, for the year ended December 31, 2000 was $5,898,000. In addition, during the year 2000, options to purchase an aggregate of 1,825,000 Ordinary Shares, pursuant to the Plans described below, were granted to directors and officers of the Company.   None of the directors or officers participate in the Company's pension plan. The Company does not set aside any amounts for pension or retirement benefits for any of its directors or officers.

The Company had adopted an executive level bonus plan (the "Bonus Plan") effective for 1998 pursuant to which certain executives of the Company could qualify for bonuses if the Company attained certain target level Earnings Per Share ("EPS") in the years ending 1998, 1999 and 2000. Under the Bonus Plan, bonuses could range between 20% to 100% of the respective employee's base salary if target EPS was reached in the given year with 50% of the bonus paid in cash and 50% paid in restricted capital stock. The restricted stock would vest equally over three years. In 1998, executive officers of the Company earned an aggregate of $3.1 million in cash bonuses, which were paid by the Company by the first quarter of 1999, and approximately 75,000 shares of restricted stock (the "Restricted Stock"). In 1999, no bonuses were earned under the Bonus Plan. In June 2000, the Bonus Plan was eliminated and the Company canceled approximately 42,000 shares of the Restricted Stock and paid to the holders thereof approximately $1.6 million. Effective for the year 2001, the Company has adopted a new bonus plan for all of its employees, including the Company's officers. Employees and officers of the Company will qualify for bonuses if the Company attains either certain levels of EBITDA or EPS, and such bonuses will be calculated as a percentage of each individual's salary. Such percentage will be based on, among other things, each employee's level of responsibility with the Company. Bonuses paid to officers of the Company under this new bonus plan could reach a maximum of 60% of the respective employee's base salary.

The Company has adopted three Stock Option Plans for its employees, officers and directors. The Company has adopted a Stock Option Plan (the "1995 Plan") which was approved by shareholders at the annual general meeting held in 1995, a Stock Option Plan (the "1997 Plan"), which was approved by shareholders at the annual general meeting held in 1997 and amended by shareholders at the annual general meeting in 1998 and 1999, and a Stock Option Plan (the "2000 Plan") which was approved by shareholders at the annual general meeting held in 2000. The 2000 Plan, the 1997 Plan and the 1995 Plan are collectively referred to as the "Plans". The 1995 Plan provides for options to be granted to purchase up to 2,000,000 Ordinary Shares, of which options to acquire 2,000,000 Ordinary Shares at exercise prices ranging from $11.6875 to $35.00 have been granted as of June 15, 2001. The 1997 Plan provides for options to be granted to purchase up to 2,500,000 Ordinary Shares, of which options to acquire 2,500,000 Ordinary Shares at exercise prices ranging from $19.25 to $44.63 have been granted as of June 15, 2001. The 2000 Plan provides for options to be granted to purchase up to 3,000,000 Ordinary Shares of which options to acquire 2,660,000 Ordinary Shares at exercise prices ranging from $16.00 to $20.94 had been granted as of June 15, 2001. The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors of the Company and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period. Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over a two-year period. Options granted under the Plans have a term of 10 years from the date of grant. Employees, officers and directors of the Company and subsidiaries of the Company may be granted options under the Plans. Such options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or other entities controlled by such participants. As of December 31, 2000, options to acquire 6,017,000 Ordinary Shares were outstanding, of which 3,459,000 were exercisable as of that date.

In connection with the self-tender offer for up to 5,000,000 Ordinary Shares at $24 per share launched by the Company on June 26, 2000, unvested options to acquire approximately 700,000 Ordinary Shares under the 1995 Plan and the 1997 Plan with exercise prices below $24 per share were vested.

The Company is currently evaluating its compensation policies and plans, and intends to modify existing plans and/or adopt new plans, including adopting a new stock option plan and granting stock options pursuant thereto, as the Company deems necessary and appropriate to retain and motivate management.

As of June 15, 2001, the officers and directors of the Company, as a group, hold options to acquire approximately 3,595,000 Ordinary Shares, of which approximately 1,770,000 are currently exercisable.

The Company does not have a service contract with any of its officers or directors.

(C) Board Practices

Pursuant to the Company's Articles of Association, as amended, the maximum number of directors of the Company is fixed at five. The current directors of the Company were elected at the annual general meeting held in May 2000 and will hold office until the date of the annual general meeting to be held in 2001. At the annual general meeting to be held in 2001 and at each subsequent annual general meeting, directors will be appointed by resolution of the holders of Ordinary Shares to hold office until the date of the next annual general meeting.

The Board of Directors of the Company has appointed an Audit Committee of the Board consisting of Messrs. Buckley, Marks and Siegel. Members of the Audit Committee comprise individuals who have no relationship to the Company that may interfere with the exercise of their independence from management and the Company. To ensure complete independence, Arthur Andersen LLP has full and free access to meet with the Audit Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting. The primary function of the Audit Committee is to assist the Company's Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that the Company's management and Board of Directors have established and the audit process. The Audit Committee meets four times per year.

The Company also has a Remuneration Committee consisting of Messrs. S. Kerzner, Buckley and Hawton. The Remuneration Committee is mandated to review and adopt the Company's executive compensation plans and policies, including the adoption of stock option plans and the granting of options to senior executives thereunder.

The Company's Stock Option Committee, consisting of Messrs. S. Kerzner, H. Kerzner and Adamo, is authorized to grant stock options under the Company's stock option plans in amounts not to exceed (i) 100,000 Ordinary Shares in any one quarter or (ii) 15,000 per grant for any one individual.

(D) Employees

The total number of employees at the Company's properties worldwide as of December 31, 2000, 1999 and 1998 was approximately 9,600, 9,500 and 8,900, respectively.

Set forth below is a table showing the number of employees by geographic location for the periods indicated.

	As of December 31,		
	2000	1999	1998
The Bahamas	5,800	5,700	5,100
Atlantic City	3,300	3,300	3,400
Other	500	500	400
	9,600	9,500	8,900

The Company does not employ a significant number of temporary workers.

Union Contract Arrangements-The Bahamas

In The Bahamas, approximately 3,800 employees are represented by The Bahamas Catering and Allied Workers Union. Sun Bahamas participates in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The Association's existing contract with the Union expires January 1, 2003. Labor relations in The Bahamas have not been stable over the last few years with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities, such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, the Company is often the target of labor disputes.

Union Contract Arrangements-Atlantic City

As of December 31, 2000, at Resorts Atlantic City, approximately 1,400 employees of the total 3,300 workforce were covered under collective bargaining agreements with RIH. There are four separate unions representing hotel and restaurant employees, electrical workers, engineers and painters and maintenance workers.

(E) Share Ownership

Mr. S. Kerzner beneficially owns approximately 4.6 million Ordinary Shares. Each of our other directors and officers owns beneficially less than 1% of the Ordinary Shares.

For a description of options granted to our directors, executive officers and other key employees, see "(B) Compensation".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

SIIL owns approximately 50% of the outstanding Ordinary Shares and is the principal shareholder of the Company. WLG, a company controlled by a trust for the benefit of the family of Mr. Solomon Kerzner, Chairman of the Board of Directors and Chief Executive Officer of the Company, indirectly controls through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL. Peter Buckley, a director of the Company and SIIL, is also chairman and chief executive officer of Caledonia, which indirectly owns through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL. Derek Hawton, a director of the Company and SIIL, is also chairman and chief executive officer of Kersaf, which indirectly controls through intermediate entities approximately one-third of the outstanding ordinary shares of SIIL.

SIIL has agreed with the Bahamian Government, among other things, to control a majority of the Board of Directors until June 30, 2004.

Ownership participation in SIIL is governed by a Subscription and Shareholders' Agreement. Rosegrove Limited ("Rosegrove") owns approximately two-thirds of the outstanding equity of SIIL and World Leisure Investments Limited, a Bermuda corporation ("WLI"), owns the remaining shares. WLI is owned by WLG, which is owned by a trust for the benefit of the Kerzner family. Rosegrove is owned indirectly and equally by Kersaf and Caledonia. Caledonia is a diversified trading and investment company listed on The London Stock Exchange. Kersaf is an investor in and provides management services for businesses in the leisure industry in southern Africa and internationally, focusing on gaming, casino resorts and hotels. Kersaf is listed on The Johannesburg Stock Exchange. In addition to its holdings in SIIL, Rosegrove owns directly 2,625,000 Ordinary Shares, or approximately 10% of the outstanding Ordinary Shares of the Company. Certain subsidiaries of Kersaf own directly 1,610,000 Ordinary Shares, or approximately 6% of the outstanding Ordinary Shares of the Company and Kerry International Investments Limited, a subsidiary of WLG, owns directly 150,000 Ordinary Shares.

The following table sets forth certain information as of June 15, 2001 regarding the ownership of Ordinary Shares by: (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company's voting securities and (ii) the directors and officers of the Company as a group:

Class of Shares	Owner	Amount	Percent of Class
Ordinary Shares	SIIL	13,487,380	50.2%
Ordinary Shares	Baron Capital Group, Inc.	5,134,000	19.1%
Ordinary Shares	Rosegrove	2,625,000	9.8%
Ordinary Shares	Kersaf	1,610,000	6.0%
Ordinary Shares	Directors and officers as a group (excluding shares deemed owned by WLG and S. Kerzner)	-	less than 1%

As of June 15, 2001, the Company had approximately 757 holders of record of approximately 26,904,238 Ordinary Shares, excluding 7,087,600 million shares held as treasury stock. As of June 15, 2001, there were an estimated 744 US holders of record holding approximately 48% of the Ordinary Shares.

All of the holders of the Company's Ordinary Shares, including the major shareholders, have the same voting rights.

(B) Related Party Transactions

Set forth below is a summary of agreements that have been entered into or transactions that have occurred since the beginning of the last fiscal year involving the Company and any of its subsidiaries, affiliates or key management.

Harborside Promissory Notes

The Company, in conjunction with Vistana, has entered into a series of promissory notes with Harborside at Atlantis to fund the construction cost of the timeshare development. As of December 31, 2000, the Company had advanced $18.4 million to Haborside at Atlantis. The loans made by the Company (the "Sun Loans") were made simultaneously with loans from Vistana (the "Vistana Loans"). The Sun Loans and the Vistana Loans mirror each other in amounts, terms and conditions. Interest accrues at Libor plus 250 basis points. The Sun Notes and the Vistana Notes are pari passu with respect to payments of principal and accrued interest and such payments will be made as cash is available from the sale of timeshare units.

Tender Offer

In June 2000, the Company offered to purchase up to 5,000,000 Ordinary Shares at a $24 per share cash price, pursuant to an Offer to Purchase. In August 2000, the Company announced the completion of the self-tender offer in which 5,000,000 Ordinary Shares were purchased by the Company at $24 per share. Ordinary Shares tendered and purchased by the Company pursuant to this transaction included a portion of the Ordinary Shares held by Baron Capital Group, Inc., a significant shareholder of the Company. This transaction is described in more detail in "Item 4. (A) History and Development of the Company".

Management Services and Fees

The Company provides management services to Sun Indian Ocean, a Mauritius company in which we currently own a 20.4% equity interest. Pursuant to the management agreement with Sun Indian Ocean, we provide comprehensive management services under individual management agreements within each of Le Saint Geran, Le Touessrok, La Pirogue, Sugar Beach and Le Coco Beach, resort hotels which Sun Indian Ocean owns. The terms of each of these management agreements expire in December 2008.

We also provide management services to Harborside at Atlantis, a joint venture in which we own a 50% equity interest.

ITEM 8. FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

Please refer to Item 18 for our consolidated financial statements and the independent auditors report prepared by Arthur Andersen.

Legal Proceedings

Shareholder Litigation

Beginning on or about January 20, 2000, eight class action lawsuits were filed in courts of the states of New York, New Jersey and Florida by certain shareholders of the Company. These actions, purportedly brought as class actions on behalf of all public shareholders, name SIIL, the Company and directors of the Company (including Chairman and Chief Executive Officer Solomon Kerzner) as defendants, alleging generally that they breached their fiduciary duties to shareholders in connection with SIIL's proposal to acquire all of the Ordinary Shares not owned by SIIL or its shareholders for $24 per share. Answers were filed to each of the complaints on or about March 27, 2000. Subsequently, the eight class action lawsuits were consolidated into one, the Sun International Hotels Limited Class Action Lawsuit, and in May 2000, this consolidated complaint was filed with the Supreme Court of the State of New York, County of New York, docket No. 600250. A stipulated Order of Dismissal was entered into by all the parties of the litigation and filed with the Court on September 8, 2000 concluding the litigation.

Enforceability Of Civil Liabilities

The Company is a Bahamian international business company incorporated under the Companies Act of the Commonwealth of The Bahamas. Certain of the directors and executive officers of the Company reside outside the United States. A substantial portion of the assets of such persons and of the Company is located outside the United States. As a result, in the opinion of Harry B. Sands and Company, Bahamian counsel to the Company, it may be difficult or impossible to effect service of process within the United States upon such persons, to bring suit in the United States or to enforce, in the U.S. courts, any judgment obtained there against such persons predicated upon any civil liability provisions of the U.S. federal securities laws. It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of (i) fraud, (ii) public policy and (iii) natural justice.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States. As a result, the Company may be unable to collect gaming debts from patrons of our casinos who reside in such jurisdictions.

Dividend Policy

Pursuant to the Company's Articles of Association, the Board of Directors may from time to time declare dividends. The Company historically has not paid dividends and there are currently no plans to declare any dividends.

(B) Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in the financial position of the Company since December 31, 2000.

ITEM 9. THE OFFER AND LISTING

(A) Offer and Listing Details

The Ordinary Shares do not trade on any foreign exchange. The Ordinary Shares have been listed and traded on the NYSE since March 1, 1996. On June 26, 2001, the closing price of our Ordinary Shares on the NYSE was $26.21.

The following tables set forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

For the year:

	High	Low
2000	$23.75	$15.88
1999	47.49	17.31
1998	50.38	31.00
1997	41.50	30.00
1996	54.13	25.50

For the quarter:

	High	Low
2001: 1st quarter	$23.11	$19.23
2nd quarter*	28.50	22.15
2000: 1st quarter	22.50	15.88
2nd quarter	21.00	17.00
3rd quarter	22.44	17.63
4th quarter	23.75	18.38
1999: 1st quarter	43.88	32.88
2nd quarter	47.19	33.00
3rd quarter	44.63	20.19
4th quarter	24.13	17.31

*For the period April 1, 2001 through and including June 26, 2001.

For the month:

	High	Low
2001 June**	$28.26	$26.21
2001 May	28.50	24.75
2001 April	25.27	22.15
2001 March	23.11	19.23
2001 February	22.62	19.90
2001 January	23.00	22.13

**For the period June 1, 2001 through and including June 26, 2001.

(B) Plan of Distribution

Not applicable.

(C) Markets

Since March 1, 1996, our Ordinary Shares have been listed and traded on the NYSE. Our ordinary shares are not listed on and do not trade on any other exchange.

(D) Selling Shareholders

Not applicable.

(E) Dilution

Not applicable.

(F) Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

(A) Share Capital

Not applicable.

(B) Articles of Association

The Articles of Association of Sun International was filed with the SEC as an exhibit to Amendment No. 1 to Form F-1 Registration Statement, filed on March 24, 1995 in file number 33-89250.

(C) Material Contracts

The following is a summary of each material contract in which the Company or any of its subsidiaries has been a party to for the past two years.

Third Amended and Restated Revolving Credit Facility

The Company's Revolving Credit Facility was amended and restated on November 1, 1999 (the "Restatement"). In May 1999, the Company entered into an agreement with Starwood to purchase the Desert Inn for $275 million. Prior to entering into the Termination Agreement with Starwood, it was anticipated that the Desert Inn acquisition would be financed with borrowings under the Revolving Credit Facility. The Restatement allowed for an increase in the maximum amount of borrowings outstanding under the Revolving Credit Facility from $375 million to $625 million, provided that the additional borrowings were used for (i) the acquisition of the Desert Inn or (ii) any transaction that was approved by all of the parties on the Revolving Credit Facility, including the Bank of Nova Scotia and the Lenders. In addition, the Reinstatement added Sun International Nevada, Inc. ("Sun Nevada") as a borrower and guarantor on the Revolving Credit Facility.

First Amendment to the Third Amended and Restated Revolving Credit Facility

On June 13, 2000, the Company amended the Revolving Credit Facility (the "First Amendment"). The First Amendment was entered into in order to allow the Company to complete a self-tender offer in 2000. An offer to purchase 5,000,000 Ordinary Shares at a $24 per share cash price was made by the Company on June 26, 2000. Such tender offer was completed in August 2000 whereby the Company purchased 5,000,000 Ordinary Shares for an aggregate price of $120 million. The self-tender offer was financed with borrowings under the Revolving Credit Facility. Pursuant to the First Amendment, the maximum amount of borrowings outstanding on the Revolving Credit Facility was reduced from $625 million to $500 million.

Second Amendment to the Third Amended and Restated Revolving Credit Facility

In January 2001, the Company amended the Revolving Credit Facility (the "Second Amendment"). The Revolving Credit Facility previously allowed for maximum borrowings of up to $500 million, such amount to be reduced by $125 million on August 12, 2001. To allow for the Resorts Atlantic City Sale and the Atlantic City Option, the Second Amendment called for a reduction in the maximum amount of borrowings outstanding prior to August 12, 2001, in the event the Resorts Atlantic City Sale was consummated before that date. The details of the Second Amendment are further described in "Item 5. Operating and Financial Review and Prospects (B) Liquidity, Capital Resources and Capital Spending" in this Annual Report. Pursuant to the Second Amendment, as a result of the Resorts Atlantic City Sale, the maximum amount of borrowings available on the Revolving Credit Facility was reduced by $127 million, the net cash proceeds received in the Resorts Atlantic City Sale.

Mohegan Sun Agreements

From August 1996 to December 31, 1999, TCA was a party to a Management Agreement with the Mohegan Tribe. Under the Management Agreement, TCA provided certain management, marketing and administrative services to the Mohegan Sun Casino. TCA received a management fee of between 30% and 40% of net profits, as defined, of the Mohegan Sun Casino.

In February 1998, TCA and the Mohegan Tribe entered into a Relinquishment Agreement that terminated TCA's management of the Mohegan Sun Casino effective January 1, 2000. Under the Relinquishment Agreement, TCA receives 5% of the gross revenues of the Mohegan Sun Resort Complex, which includes the casino and the planned expansion, that is anticipated to be completed in the fourth quarter of 2001, for a 15-year period.

In February 1998, TCA and the Mohegan Tribe also entered into a Development Services Agreement. Under this agreement, TCA acts as the Mohegan Tribe's developer for the expansion of the Mohegan Sun Casino.

Dubai Agreement

In 1998, the Company entered into an agreement to manage the Royal Mirage Hotel, a 258-room hotel in Dubai, Saudi Arabia, which opened in August 1999. The Company receives a management fee calculated as a percentage of revenues (1.5%) and gross operating profits, as defined (10%). The management fee schedule may be renegotiated after 10 years. The management agreement expires in 2019.

Harborside at Atlantis Joint Venture

In 1999, the Company formed a joint venture with Vistana, a subsidiary of Starwood, to develop a timeshare project on Paradise Island adjacent to Atlantis called Harborside at Atlantis. The Company and Vistana each hold a 50% interest in Harborside at Atlantis. As part of the joint venture, the Company contributed land and Vistana contributed cash based on the number of timeshare units to be developed.

Purchase Agreement between the Company and Colony

The Purchase Agreement among SINA, as parent, GGRI, Inc., as Seller and Colony as Buyer (the "Purchase Agreement") was dated October 30, 2000. The contract was entered into between the parties to effect the Resorts Atlantic City Sale described in "Item 4. History and Development of Business - Recent Developments". The Resorts Atlantic City Sale closed on April 25, 2001, and pursuant to the Purchase Agreement, was conditioned on the approval by the New Jersey Casino Control Commission and Colony receiving financing. Pursuant to the Purchase Agreement, upon closing of the Resorts Atlantic City Sale, Colony received a two year option to acquire certain undeveloped real estate owned by the Company, adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. Also pursuant to the Purchase Agreement, effective April 25, 2001, Colony leases from SINA certain of the undeveloped real estate which is subject to the Atlantic City Option, for $100,000 per month.

Colony Note

To facilitate Colony's financing of the Resorts Atlantic City Sale, the Company lent Colony's affiliate $17.5 million toward the purchase price of Resorts Atlantic City in exchange for an unsecured note at an annual rate of 12.5% per annum. Interest is payable semi-annually, one-half in cash and one-half in PIK Notes, the principal balance and all outstanding interest of the Note and the PIK Notes to be paid in seven years from the date of the original Note. The effective date of the Note is April 25, 2001.

NY Project Development Services Agreement

In March 2001, TCNY entered into a Development Services Agreement with the Stockbridge-Munsee Tribe for the development of a casino project in the Catskill region of New York. Pursuant to the Development Services Agreement, TCNY will provide preliminary funding and certain financing and development services.

DI Purchase Agreement and Termination Agreement

On May 18, 1999, the Company and Starwood entered into an agreement whereby the Company was to purchase the Desert Inn for $275 million (the "DI Purchase Agreement"). On March 2, 2000, the Company and Starwood entered into the Termination Agreement whereby they agreed to terminate the DI Purchase Agreement. The effect of this transaction on the Company's results of operations is described in "Note 1 of Notes to Consolidated Financial Statements - Termination of Desert Inn Acquisition Agreement" in this Annual Report.

(D) Exchange Controls

The Central Bank of The Bahamas (the "Central Bank") must approve any payments made to companies, including the Company, which are non-resident companies for exchange control purposes. The Central Bank has granted approved investment status in respect of the Company's holding of the capital stock of Sun Bahamas. The granting of such status will mean that all payments of a current nature, including the repatriation of dividends or other distributions to the Company out of the revenues of the Company's Bahamian subsidiaries and any proceeds received on the sale of such subsidiaries will be routinely approved by the Central Bank following proper application. Any other payments to the Company by its Bahamian subsidiaries will require standard approval by the Central Bank.

There currently are no limitations on the right of nonresident or foreign owners to hold or vote the Ordinary Shares imposed by foreign law or by the Company's Articles of Association.

(E) Taxation

Certain United States Federal Income Tax Considerations

The following is a general discussion of certain United States federal income tax consequences to the acquisition, ownership and disposition of Ordinary Shares. For purposes of this discussion, a "United States Holder" means an individual citizen or resident of the United States, a corporation organized under the laws of the United States or of any state of political subdivision thereof, or an estate or trust the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

Rules regarding partnerships are complex. Partners in partnerships should consult their tax advisers regarding the implications of owning Ordinary Shares.

This discussion is not intended to be exhaustive and is based on statutes, regulations, rulings and judicial decisions currently in effect. This discussion does not consider any specific circumstances of any particular United States Holder and applies only to United States Holders that hold Ordinary Shares as a capital asset. Investors are urged to consult their tax advisers regarding the United States federal tax consequences of acquiring, holding and disposing of Ordinary Shares, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Ownership of Ordinary Shares

Dividends on Ordinary Shares paid to United States Holders will be treated as dividend income for United States federal income tax purposes to the extent of the Company's undistributed current or accumulated earnings and profits as computed for federal income tax purposes. Such dividends will generally not be eligible for the dividends received deduction available to certain United States corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

The Company is not a "passive foreign investment company" (a "PFIC"), a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") for United States federal income tax purposes. The Company is not a CFC or a FPHC mainly due to SIIL's approximate 42% voting interest in the Company. If more than 50% of the voting power or value of the Company's stock were owned (directly, indirectly or by attribution) by United States persons who each owned (directly, indirectly or by attribution) 10% or more of the voting power of the stock of the Company ("10% Shareholders"), the Company would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If more than 50% of the voting power or value of the Company were owned (directly, indirectly or by attribution) by five or fewer individuals who are citizens or residents of the United States and if at least 60% of the Company's income consisted of certain interest, dividend or other enumerated types of income, the Company would be an FPHC. If the Company were an FPHC, each United States Holder (regardless of the amount of stock owned by such United States Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specified types. If SIIL's ownership interest were to decrease, or if United States persons were to acquire a greater ownership interest in SIIL, then it is possible that the Company could become a CFC or FPHC if it otherwise satisfied the tests set forth above.

The Company is not a PFIC because it is anticipated that less than 75% of its annual gross income will consist of certain "passive" income and less than 50% of the average value of its assets in any year will consist of assets that produce, or are held for the production of, such passive income. If such income and asset tests were not met and the Company were to become a PFIC, all United States Holders would be required to include in their taxable income certain undistributed amounts of the Company's income, or in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions" (defined to include any gain on the sale of stock).

Any gain or loss on sale or exchange of Ordinary Shares by a United States Holder will be a capital gain or loss. If the United States Holder has held such Ordinary Shares for more than one year, such gain or loss will be a long-term capital gain or loss.

Annual filings of Form 5471 may be required from certain United States persons owning 10% or more of the stock of the Company.

Certain Bahamian Tax Considerations

The following is a brief and general summary of certain Bahamian tax matters as they may relate to the Company and the holders of the Ordinary Shares of the Company. The discussion is not exhaustive and is based on Bahamian law currently in effect.

The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, the Company will not be subject to income tax in The Bahamas on an ongoing basis and dividends paid on Ordinary Shares to holders thereof will not be subject to a Bahamian withholding tax (the Company, however, is subject to gaming taxes and other governmental fees and charges).

(F) Dividends and Paying Agents

Not applicable.

(G) Statement by Experts

Not applicable.

(H) Documents on Display

Sun International is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the Annual Report and its exhibits at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at its regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400 Chicago, Illinois 60661-2511. You may request copies of all or any portion of these documents, upon payment of a duplication fee, by writing to the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information about the public reference room by calling the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at www.sec.gov.

(I) Subsidiary Information

Please refer to "Item 4. Information on the Company (C) Organizational Structure" for a list of our significant subsidiaries. A listing of the Company's significant subsidiaries is filed with this Annual Report as Exhibit 8. See "Item 19. Exhibits".

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information below provides information about the Company's market sensitive financial instruments and constitutes "forward-looking statements". All items described are non-trading.

The Company's major market risk exposure is changing interest rates. Due to current governmental policies in The Bahamas which equate one Bahamian dollar to one United States dollar and to its limited foreign operations in other jurisdictions, the Company does not have material market risk exposures relative to changes in foreign exchange rates. The Company's policy is to manage interest rates through the use of a combination of fixed and floating rate debt. These interest rate swaps were entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. Expected maturity dates for variable rate debt and interest rate swaps are based upon contractual maturity dates. The Company uses variable to fixed interest rate swap agreements to manage the impact of interest rate changes on the Company's variable rate debt. Average pay rates under interest rate swaps are based upon contractual fixed rates. Average variable receive rates under interest rate swaps are based on implied forward rates in the yield curve at the reporting date.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. The fair value of variable rate debt approximates the carrying value since interest rates are variable and, thus, approximate current market rates. The fair value of interest rate swaps is determined from representations of financial institutions and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount the Company would pay or receive to terminate the agreements.

December 31, 2000 (In Thousands of Dollars) Asset (Liability)	Expected Maturity Date							Fair Value December 31, 2000
	2001	2002	2003	2004	2005	Thereafter	Total	
Variable rate debt	$ -	$369,000	$ -	$ -	$ -	$ -	$369,000	$369,000
Average interest rates		8.10%						
Interest rate swaps	50,000	75,000	-	-	-	$ -	125,000	(454)
Average pay rate	6.78%	6.96%						
Average receive rate	5.16%	5.31%						

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

There is nothing to disclose with respect to this item.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There is nothing to disclose with respect to this item.

ITEM 15. RESERVED

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

(A) List of Financial Statements and Financial Statement Schedules

ITEM 19. EXHIBITS

Exhibit No.	Description	Sequentially Numbered Pages
1	Restated Articles of Association of SIHL dated as of June 26, 2001.	See Exhibit 1.
2	Unregistered long-term debt instruments representing less than 10% of total assets: Sun International undertakes to provide the Securities and Exchange Commission with copies upon request.	
4.1	Purchase Agreement among SINA as parent, GGRI, as Seller and Colony as Buyer dated as of October 30, 2000.	Incorporated by reference to Exhibit (10) to registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2000 in File No. 1-4748.
4.2	Promissory Note between Colony and SINA dated as of April 25, 2001.	Incorporated by reference to Exhibit 2 of Sun International's Form 6-K dated May 3, 2001 in File No. 1-04226
4.3	Termination Agreement among Sheraton Desert Inn Corporation, Starwood, Sheraton Gaming Corporation, Sun International and Sun International Nevada, Inc. ("Sun Nevada") dated as of February 29, 2000 terminating the Asset and Land Purchase Agreement among the parties, dated as of May 17, 1999.	Incorporate by reference to Exhibit 2 to Sun's International's Form 6-K Current Report dated March17, 2000 in File No. 0-22794.

Exhibit No.	Description	Sequentially Numbered Pages
4.4	Third Amended and Restated Revolving Credit Agreement, dated as of November 1, 1999, among Sun International, Sun International Bahamas Limited ("SIB"), RIH and Sun Nevada as the Borrowers and Guarantors, and The Bank of Nova Scotia as the Administrative Agent and Various Financial Institutions as the Lenders.	Incorporated by reference to Exhibit 99(b)(1) to Sun International's Tender Offer Statement dated June 26, 2000, in File No. 005-48645.
4.5	First Amendment to the Third Amended and Restated Credit Agreement, dated as of June 13, 2000, among Sun International, SIB, RIH and Sun Nevada as the Borrowers and Guarantors, and the Bank of Nova Scotia as the Administrative Agent and Various Financial Institutions as the Lenders.	Incorporated by reference to Exhibit 99(b)(2) to Sun International's Tender Offer Statement dated June 26, 2000, in File No. 005-048645.
4.6	Second Amendment to the Third Amended and Restated Credit Agreement, dated as of June 13, 2000, among Sun International, SIB, RIH and Sun Nevada as the Borrowers and Guarantors, and the Bank of Nova Scotia as the Administrative Agent and Various Financial Institutions as the Lenders.	See Exhibit 4.6.
4.7	TCNY Development Services Agreement dated as of March 20, 2001 among the Stockbridge-Munsee Tribe, the Stockbridge-Munsee Tribal Gaming Authority, TCNY, SINA and Waterford Gaming Group, LLC.	See Exhibit 4.7.
4.8	Management Agreement between to Government of Dubai and Sun International Management Limited and Sun International Hotels Limited dated as of June 5, 1998.	Incorporated by reference to Exhibit 3.2 to Sun International's Form 20-F Annual Report for the year ended December 31, 1998, in File No. 0-22794.

Exhibit No.	Description	Sequentially Numbered Pages
4.9	Development Services Agreement dated February 7, 1998 between the Mohegan Tribal Gaming Authority and TCA.	Incorporated by reference to Exhibit 2.1 to Sun International's Form 20-F Annual Report for the year ended December 31, 1997, in File No. 0-22794.
4.10	Relinquishment Agreement dated February 7, 1998, between the Mohegan Tribal Gaming Authority and TCA.	Incorporated by reference to Exhibit 2.2 to Sun International's Form 20-F Annual Report for the year ended December 31, 1997, in File No. 0-22794.
6	Computation of earnings per share.	Incorporated by reference to Note 2 of the Notes to the Consolidated Financial Statements.
8	Listing of subsidiaries	See Exhibit 8.
10	Sun International Hotels Limited Audit Committee Charter	Incorporated by reference to Exhibit 3.4 of Sun International's Form 20-F Annual Report for the year ended December 31, 1999, in File No. 0-22794.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUN INTERNATIONAL HOTELS LIMITED

Date: July 2, 2001

By: /s/John R. Allison

Name: John R. Allison
Title: Executive Vice President
   Chief Financial Officer

SUN INTERNATIONAL HOTELS LIMITED

Consolidated Financial Statements as of December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Sun International Hotels Limited:

We have audited the accompanying consolidated balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun International Hotels Limited and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 26, 2001

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	December 31,	
	2000	**1999**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,497	$ 39,229
Restricted cash equivalents	1,651	981
Trade receivables, net	40,612	44,425
Due from affiliates	34,140	14,212
Inventories	10,417	13,742
Prepaid expenses	9,849	8,412
Net assets held for sale	138,350	-
Total current assets	257,516	121,001
Property and equipment, net	1,155,509	1,378,138
Due from affiliates – non-current	5,069	-
Deferred charges and other assets, net	13,120	49,884
Investment in associated companies	29,577	28,593
Goodwill, net	-	93,855
Total assets	$1,460,791	$1,671,471
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 230	$ 1,100
Accounts payable and accrued liabilities	136,872	133,334
Capital creditors	12,954	16,950
Total current liabilities	150,056	151,384
Long-term debt, net of current maturities	668,908	578,033
Deferred income taxes	-	42,223
Total liabilities	818,964	771,640
Commitments and contingencies		
Shareholders' equity:		
Ordinary Shares, $.001 par value	34	34
Capital in excess of par	680,784	677,918
Retained earnings	129,321	248,425
Accumulated other comprehensive income	(5,543)	(5,569)
	804,596	920,808
Treasury stock	(162,769)	(20,977)
Total shareholders' equity	641,827	899,831
Total liabilities and shareholders'equity	$1,460,791	$1,671,471

The accompanying notes are an integral part of these balance sheets.

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except per share data)

	For the Year Ended December 31,		
	2000	**1999**	**1998**
Revenues:			
Gaming	$ 367,935	$ 351,545	$ 319,342
Rooms	194,008	164,831	94,942
Food and beverage	147,718	137,100	86,593
Tour operations	33,192	28,714	14,757
Real estate related	108,650	-	-
Management and other fees	35,763	46,898	40,645
Other revenues	49,208	45,910	35,391
Insurance recovery	-	14,209	-
Gross revenues	936,474	789,207	591,670
Less: promotional allowances	(51,779)	(50,240)	(40,792)
Net revenues	884,695	738,967	550,878
Cost and expenses:			
Gaming	224,765	209,177	190,543
Rooms	33,915	30,448	15,352
Food and beverage	98,288	91,539	59,145
Other operating expenses	96,605	92,705	72,102
Real estate related	32,272	-	-
Selling, general and administrative	103,465	93,962	70,024
Tour operations	29,626	27,816	14,653
Corporate expenses	25,340	16,260	18,811
Depreciation and amortization	60,223	57,230	32,081
Purchase termination costs	11,202	-	-
Transaction costs	7,014	-	-
Pre-opening expenses	7,616	5,398	25,961
Write-down of net assets held for sale	229,208	-	-
Cost and expenses	959,539	624,535	498,672
Income (loss) from operations	(74,844)	114,432	52,206
Other income (expense):			
Interest income	4,194	12,725	15,651
Interest expense, net of capitalization	(45,678)	(50,699)	(4,516)
Equity in earnings of associated companies	4,225	2,628	2,730
Other, net	(688)	60	(316)
Other income (expense), net	(37,947)	(35,286)	13,549
Income (loss) before provision for income taxes	(112,791)	79,146	65,755
Provision for income taxes	(6,313)	(9,324)	(8,009)
Net income (loss)	$ (119,104)	$ 69,822	$ 57,746
Earnings (loss) per share:			
Basic	$ (3.86)	$ 2.09	$ 1.74
Diluted	$ (3.86)	$ 2.05	$ 1.70

The accompanying notes are an integral part of these statements.

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2000, 1999 and 1998
(In thousands)

	Ordinary Shares Shares	Ordinary Shares Amount	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Equity	Comprehensive Income (Loss) for the Period
Balance at December 31, 1997	32,961	$33	$670,861	$ 120,857	$ (1,468)	$ -	$ 790,283	
Translation reserves	-	-	-	-	(2,143)	-	(2,143)	$ (2,143)
Exercise of share options	393	1	4,734	-	-	-	4,735	-
Exercise of warrants	223	-	-	-	-	-	-	-
Net income	-	-	-	57,746	-	-	57,746	57,746
Balance at December 31, 1998	33,577	34	675,595	178,603	(3,611)	-	850,621	$ 55,603
Translation reserves	-	-	-	-	(1,958)	-	(1,958)	$ (1,958)
Repurchase of 1 million Ordinary Shares	-	-	-	-	-	(20,977)	(20,977)	-
Exercise of share options	112	-	2,696	-	-	-	2,696	-
Shares canceled	(7)	-	(373)	-	-	-	(373)	-
Net income	-	-	-	69,822	-	-	69,822	69,822
Balance at December 31, 1999	33,682	34	677,918	248,425	(5,569)	(20,977)	899,831	$ 67,864
Translation reserves	-	-	-	-	26	-	26	$ 26
Repurchase of 6.1 million Ordinary Shares	-	-	-	-	-	(141,792)	(141,792)	-
Exercise of share options	192	-	2,866	-	-	-	2,866	-
Net loss	-	-	-	(119,104)	-	-	(119,104)	(119,104)
Balance at December 31, 2000	33,874	$34	$680,784	$ 129,321	$ (5,543)	$ (162,769)	$ 641,827	$(119,078)

The accompanying notes are an integral part of these statements.

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	For the Year Ended December 31,		
	2000	1999	1998
Cash flows from operating activities:			
Net income (loss)	$(119,104)	$ 69,822	$ 57,746
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	64,340	60,147	34,960
Write-down of net assets held for sale	229,208	-	-
Write-off of Desert Inn purchase termination costs	11,202	-	-
Reclass of property, plant and equipment to land held for sale	23,912	-	-
(Gain) loss on disposition of other assets	688	(60)	316
Equity in earnings of associated companies, net of dividends received	(1,377)	23	(670)
Utilization of tax benefits acquired in merger	-	-	1,887
Provision for doubtful receivables	6,492	6,466	2,189
Provision for discount on CRDA obligations, net	799	587	572
Net change in deferred tax liability	205	(30)	(3,747)
Net change in working capital accounts:			
Receivables	(9,179)	(20,440)	(19,744)
Due from affiliates	(4,658)	(7,150)	839
Inventories and prepaid expenses	(2,052)	(8,129)	(1,896)
Accounts payable and accrued liabilities	26,490	4,198	22,603
Net change in deferred charges and other assets	(1,668)	4,548	(4,953)
Net cash provided by operating activities	225,298	109,982	90,102
Cash flows from investing activities:			
Payments for capital expenditures, net of insurance proceeds received	(155,892)	(205,046)	(443,996)
Net proceeds from the sale of non-operating land and other assets	501	5,186	110,313
Proceeds from redemption of subordinated notes	-	94,126	-
Deposit refunded (paid) for proposed Desert Inn acquisition	7,750	(16,117)	-
Payments for investment in and advances to joint venture	(18,663)	(600)	-
Sale of subordinated notes	-	2,798	2,798
Reclassification of cash to net assets held for sale	(21,453)	-	-
CRDA deposits	(2,334)	(2,746)	(2,955)
Other	(361)	-	(745)
Net cash used in investing activities	(190,452)	(122,399)	(334,585)
Cash flows from financing activities:			
Proceeds from exercise of share options	2,866	2,696	4,735
Borrowings	202,000	129,000	264,000
Repurchase of Ordinary Shares	(141,792)	(20,977)	-
Debt issuance and modification costs	(919)	(2,361)	(694)
Repayment of borrowings	(113,063)	(118,854)	(113,596)
Net cash provided by (used in) financing activities	(50,908)	(10,496)	154,445
Decrease in cash and cash equivalents	(16,062)	(22,913)	(90,038)
Cash and cash equivalents at beginning of period	40,210	63,123	153,161
Cash and cash equivalents at end of period	$ 24,148	$ 40,210	$ 63,123

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation

Sun International Hotels Limited ("SIHL") is an international resort and gaming company that develops, operates and manages premier resort and casino properties. The term "Company" as used herein includes SIHL and its subsidiaries. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Atlantic City, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of a casino operated by an unaffiliated entity in Connecticut. The Company's largest property is Atlantis, a 2,317-room resort and casino located on Paradise Island, The Bahamas.

The Bahamas

SIHL was incorporated under the laws of the Commonwealth of The Bahamas on August 13, 1993. The Company, through certain Bahamian subsidiaries, owns and operates the Atlantis Resort and Casino Complex, which includes the Coral and Beach Towers, as well as the Royal Towers which opened in December 1998, the Ocean Club Resort, the Ocean Club Golf Course, a water plant, and other improvements on Paradise Island, as well as land available for sale or development.

In December 1998, the Company completed a major expansion at the Atlantis Resort and Casino (the "Paradise Island Expansion"). The Paradise Island Expansion included a deluxe 1,200-room hotel, a new 100,000 square-foot casino entertainment complex, a new marina, as well as a dramatic expansion to the ocean-themed adventure environment of Atlantis. During 1999, the Company completed construction of a new convention facility. In 2000, the Company completed construction of an addition to the Ocean Club Resort comprising 40 luxurious rooms and ten deluxe suites, as well as a new beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. Also during 2000, the Company completed an extensive renovation of the Ocean Club Golf Course, including construction of a new club house, and completed the development of the infrastructure for Ocean Club Estates, which includes 121 luxury homesites around the golf course, as well as a ten acre site for a condominium project. As of December 31, 2000, 102 of the homesites had been sold. During the second quarter of 2001, the Company plans to begin construction of the condominium project which will include four buildings with a total of 90 units, with the first phase comprising 33 units. It is anticipated that the first units will be completed by the second quarter of 2002.

In 1999, through one of it's Bahamian subsidiaries, the Company formed a joint venture with Vistana, Inc. ("Vistana"), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. ("Starwood") to develop a timeshare project on Paradise Island adjacent to Atlantis ("Harborside at Atlantis"). The Company and Vistana each have a 50% interest in the joint venture. Construction of the first phase, consisting of 82 units, began in 2000 and was completed by February 2001. Sales of the timeshare units began in May 2000. The Company's share of earnings from Harborside at Atlantis is included in equity earnings of associated companies in the accompanying consolidated statements of operations. In addition, the Company earns fees for marketing and development services provided to Harborside at Atlantis.

Atlantic City

Through its wholly owned subsidiary Sun International North America, Inc. ("SINA"), the Company owns and operates the Resorts Atlantic City hotel and casino in Atlantic City, New Jersey ("Resorts Atlantic City"). SINA, which has been doing business since 1958, was acquired by SIHL in a merger transaction in December 1996. Resorts Atlantic City includes two hotel towers which are comprised of 644 guest rooms, a 75,000 square foot casino and a 3,000 square foot pari-mutuel betting and slot machine area.

During the fourth quarter of 2000, the Company entered into a definitive agreement to sell Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a purchase price of $140 million, such purchase price to accrue interest at an annual rate of 6% until closing (the "Resorts Atlantic City Sale"). In addition, Colony has a two year option to acquire certain undeveloped real estate owned by the Company, adjacent to Resorts Atlantic City, for a purchase price of $40 million (the "Atlantic City Option") which option can be extended for an additional two years under certain circumstances. The sale is subject to certain customary conditions, including approval by the New Jersey Casino Control Commission and is also subject to Colony receiving certain financing in order to consummate the transaction. To facilitate Colony's financing, SINA has agreed to lend Colony's affiliate $17.5 million toward the purchase price of Resorts Atlantic City in exchange for an unsecured note (the "Note") at an interest rate of 12.5% per annum. Interest is payable semi-annually, one-half in cash and one-half in payment-in-kind notes ("PIK Notes"), the principal balance and all outstanding interest of the Note and the PIK Notes to be paid in seven years from the date of the original Note. The balance of the proceeds will be paid in cash. The parties expect to close the transaction around the end of the first quarter of 2001. As a result of entering into the agreement to sell Resorts Atlantic City at a purchase price less than its carrying value, the Company recorded a loss of $229.2 million in the fourth quarter of 2000. The adjusted book value of the assets to be disposed of in the Resorts Atlantic City Sale is reflected in the accompanying consolidated balance sheets as net assets held for sale. If this transaction had been consummated on December 31, 1999, on a pro forma basis, the results of operations of SIHL for the year ended December 31, 2000 would be as follows (unaudited): Revenues - $627.9 million; net income - $108.6 million. The pro forma information is not necessarily indicative of future results or what the Company's results of operation would actually have been had the Resorts Atlantic City Sale occurred at the beginning of the year. Components of net assets held for sale are as follows (in thousands of US dollars):

Current assets	$ 34,534
Non-current assets	173,233
Current liabilities	(26,989)
Non-current liabilities	(42,428)
	$138,350

Connecticut

The Company has a 50% interest in, and is a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership that developed, and until December 31, 1999, had a management agreement (the "Management Agreement") with the Mohegan Tribal Gaming Authority ("MTGA"), an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Tribe"), to operate a casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun Casino"). The Mohegan Sun Casino opened on October 12, 1996. The Management Agreement, which covered management, marketing and administration services, provided that TCA was entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino.

On February 9, 1998, the Tribe appointed TCA to develop its expansion of the Mohegan Sun Casino, which is currently expected to cost approximately $960.0 million, for a fee of $14 million. In addition, effective January 1, 2000, TCA turned over management of the Mohegan Sun Resort Complex (which comprises the existing operations and the proposed expansion) to the Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, effective January 1, 2000, TCA began to receive payments of five percent of the gross revenues of the Mohegan Sun Resort Complex, which payments will continue for a 15-year period.

In connection with the development of the Mohegan Sun Casino in 1996, the Company held subordinated notes issued by MTGA, for which interest payments were satisfied by the issuance of additional notes. The aggregate principal balance on these notes, including accrued interest, was $94.1 million at December 31, 1999 when they were repaid in full. Interest earned in 1999 and 1998 on the subordinated notes amounted to $9.9 million and $9.4 million, respectively.

Proposed Acquisition of SIHL Ordinary Shares and Self-Tender Offer

On January 19, 2000, the Company announced that it had received a proposal from Sun International Investments Limited ("SIIL"), the major shareholder of SIHL, to acquire in a merger transaction all of the outstanding ordinary shares (the "Ordinary Shares") of the Company not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, the Company formed a committee of independent members of the Board of Directors (the "Special Committee") which retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, the Company announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL had advised the Company that its proposal had been withdrawn.

In order to allow shareholders of the Company to elect to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, in June 2000, the Board of Directors of the Company approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. The self-tender offer commenced on June 25, 2000 and was subject to the terms and conditions set forth in an Offer to Purchase, including the condition that the Ordinary Shares continue to be listed for trading on the New York Stock Exchange and that the Company remain subject to the periodic reporting requirements of the Securities Exchange Act of 1934. On August 2, 2000, the Company announced the completion of the self-tender offer in which 13,554,651, of the then outstanding 32,682,350 Ordinary Shares, were tendered. Because the self-tender offer was oversubscribed, a pro-ration factor of 36.89% was applied, and pursuant to the self-tender offer, 5,000,000 Ordinary Shares were purchased by the Company at $24 per share. None of the outstanding Ordinary Shares held by

SIIL and its shareholders were tendered. In 2000, transaction costs reflected in the accompanying consolidated statements of operations related to SIIL's proposed acquisition of Ordinary Shares as well as the completion of the self-tender offer.

Termination of Desert Inn Acquisition Agreement

On March 2, 2000, SIHL and Starwood announced that they had agreed to terminate their agreement (the "Termination Agreement") under which the Company was to acquire the Desert Inn Hotel and Casino in Las Vegas (the "Desert Inn") for $275 million. In connection with the proposed acquisition of the Desert Inn, the Company had previously placed a $15 million deposit with Starwood (the "Deposit"). As of December 31, 1999, the Deposit was included in deferred charges and other assets in the accompanying consolidated balance sheets. Pursuant to the Termination Agreement, the amount, if any, that the Company would be required to pay from the Deposit was based on the ultimate sales price of the Desert Inn to another party.

In June 2000, Starwood closed on the sale of the Desert Inn for approximately $270 million to an unrelated party, subject to certain post-closing adjustments. As a result, the Company was required to pay to Starwood $7.2 million from the Deposit. The remaining $7.8 million of the Deposit was refunded to the Company in August 2000. Purchase termination costs in the accompanying consolidated statement of operations included the $7.2 million paid to Starwood and $4.0 million of further costs related to the Desert Inn transaction.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SIHL and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in associated companies, which are less than 50% and more than 20% owned, are accounted for under the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, the Company is required to make certain estimates and assumptions and actual results may differ from these estimates and assumptions.

Revenue Recognition

The Company recognizes the net win from casino gaming activities (the difference between gaming wins and losses) as casino revenues. Revenues from hotel and related services are recognized at the time the related service is performed. Real estate related revenues and profits on residential lot sales is recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and are included in current liabilities. Management fees and other operating revenues include fees charged to unconsolidated affiliates for casino hotel management, executive management and project consulting. Revenues are recorded at the time the service is provided.

Promotional Allowances

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

| | For the Year Ended December 31, | | |
(In thousands of US dollars)	2000	1999	1998
Rooms	$ 11,441	$ 7,894	$ 6,671
Food and beverage	23,587	21,692	17,921
Other	3,727	7,762	5,819
	$ 38,755	$ 37,348	$ 30,411

Pre-Opening Expenses

In 1998, the Company capitalized pre-opening costs, substantially all of which were associated with the Paradise Island Expansion, as they were incurred. All such costs were charged to operations in the fourth quarter of 1998 in conjunction with the opening. Effective 1999, the Company adopted Statement of Position 98-5 which states that all such costs will be charged to expense as incurred. In 1999, pre-opening expenses related to the opening of the newly renovated casino at Resorts Atlantic City. In 2000, pre-opening expenses related to the expansion of the Ocean Club and the new golf course on Paradise Island.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 2000, 1999 and 1998.

The financial statements of the Company's equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of other comprehensive income. Upon sale or liquidation of the Company's investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

The Company utilizes interest rate protection agreements with two counterparties to manage the impact of interest rate changes on the Company's variable rate debt obligation. The Company does not use derivative financial instruments for trading purposes. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Income or expense on derivative financial instruments used to manage interest rate exposure is recorded on an accrual basis, as an adjustment to the yield of the underlying indebtedness over the periods covered by the contracts. If an interest rate swap is terminated early, any resulting gain or loss would be deferred and amortized as an adjustment of the interest cost of the underlying indebtedness over the remaining periods originally covered by the terminated swap. If all or part of an underlying position is terminated, the related pro-rata portion of any unrecognized gain or loss on the swap would be recognized in income at that time as part of the gain or loss on the termination. Amounts receivable or payable under the agreements are included in receivables or accrued liabilities in the accompanying consolidated balance sheets and were not material at December 31, 2000 and 1999.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair values will be recognized in income unless specific hedge accounting criteria are met. The Company will adopt SFAS 133, as amended, beginning January 1, 2001, and does not anticipate that it will have a material impact on its consolidated financial statements.

Cash Equivalents

The Company considers all of its short-term money market securities purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories of provisions and supplies are carried at the lower of cost (first-in, first-out) or market value. Provisions have been made to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method.

Land improvements and utilities	14 – 40 years
Hotels and other buildings	15 – 40 years
Furniture, machinery and equipment	2 – 15 years

Interest costs incurred during the construction period are capitalized.

Deferred Charges and Other Assets

Deferred charges related to the Mohegan Sun Casino are amortized over the term of the Management Agreement. Debt issuance costs are amortized over the terms of the related indebtedness.

Goodwill

Goodwill is amortized on a straight line basis over 40 years. Amortization expense included in the accompanying consolidated statements of operations related to goodwill was $2.6 million, $2.6 million and $2.7 million for the years ended December 31, 2000, 1999 and 1998, respectively. In the accompanying consolidated balance sheets, goodwill as of December 31, 1999 relates to SIHL's investment in Resorts Atlantic City. As a result of the Resorts Atlantic City Sale, goodwill was written off in its entirety in the fourth quarter of 2000.

Goodwill related to the investment in associated companies is included therein in the accompanying consolidated balance sheets. Equity in earnings of associated companies for each of the years ended December 31, 2000, 1999 and 1998 is net of $264,000 of amortization expense related to such goodwill.

Stock Option Compensation

The Company has elected to apply Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and as interpreted in FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for compensation under its stock option plans in lieu of the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 AAccounting for Stock-Based Compensation" ("SFAS 123"). Certain pro forma disclosures required by SFAS 123 are included in Note 10.

Long Lived Assets

The Company reviews its long lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that the Company expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, an impairment would be recognized. The Company does not believe that any such changes have occurred except as previously described as a result of the Resorts Atlantic City Sale and the Atlantic City Option.

Income Taxes

The Company is subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include provisions and benefits for income taxes based on prevailing tax laws of those jurisdictions.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Under this standard, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities at enacted tax rates. A valuation allowance is recognized based on an estimate of the likelihood that some portion or all of the deferred tax asset will not be realized.

As is described in Note 13, the deferred tax liability will no longer be required as a result of the Resorts Atlantic City Sale and the Atlantic City Option.

Other Comprehensive Income

Other comprehensive income items are not reported net of tax as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Per Share Data

The Company calculates earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share". The following reconciliation of the shares used in the per share computations is presented:

	For the Year Ended December 31,		
(In thousands)	2000	1999	1998
Weighted average shares used in basic computations	30,849	33,465	33,270
Stock options, warrants and restricted shares awarded	-	540	764
Weighted average shares used in diluted computations	30,849	34,005	34,034

The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations. The effect of options, warrants and restricted shares was not included in the computation of diluted loss per share in 2000 because the effect would have been anti-dilutive.

Reclassifications

Certain balances in the accompanying consolidated financial statements for 1999 and 1998 have been reclassified to conform to the current year presentation.

Note 3 - Cash and Cash Equivalents

Cash equivalents at December 31, 2000 and 1999 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which the Company had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in US Treasury obligations. At December 31, 2000, the Company held reverse repurchase agreements of $300,000, all of which matured in the first week of January 2001.

Note 4 – Trade Receivables

Components of trade receivables were as follows:

	December 31,	
(In thousands of US Dollars)	2000	1999
Gaming	$ 25,283	$ 29,673
Less: allowance for doubtful accounts	(11,176)	(9,943)
	14,107	19,730
Non-gaming:		
Hotel and related	19,747	19,792
Other	8,026	8,595
	27,773	28,387
Less: allowance for doubtful accounts	(1,268)	(3,692)
	26,505	24,695
	$ 40,612	$ 44,425

Note 5 – Property and Equipment

Components of property and equipment were as follows:

	December 31,	
(In thousands of US dollars)	2000	1999
Land and land rights	$ 210,247	$ 351,495
Land improvements and utilities	197,201	185,268
Hotels and other buildings	575,019	704,765
Furniture, machinery and equipment	162,913	185,824
Construction in progress	135,409	73,645
	1,280,789	1,500,997
Less: accumulated depreciation	(125,280)	(122,859)
	$ 1,155,509	$ 1,378,138

Interest costs of $11,072,000, $4,865,000 and $35,304,000 were capitalized in 2000, 1999 and 1998, respectively.

Note 6 – Deferred Charges and Other Assets

	December 31,	
(In thousands of US dollars)	2000	1999
Debt issuance costs	$ 10,277	$ 13,400
CRDA bonds and deposits	-	16,983
Desert Inn acquisition costs	-	16,117
Mohegan Sun Casino	1,669	2,049
Other	1,174	1,335
	$ 13,120	$ 49,884

Note 7 – Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	December 31,	
(In thousands of US dollars)	2000	1999
Customer deposits and unearned revenues	$ 37,007	$ 28,555
Trade payables	34,540	36,798
Accrued payroll and related taxes and benefits	13,688	15,541
Accrued interest	5,228	7,853
Other accrued liabilities	46,409	44,587
	$ 136,872	$ 133,334

Note 8 – Long Term Debt

Long-term debt consisted of the following:

(In thousands of US dollars)	December 31, 2000	December 31, 1999
9% Senior Notes due 2007	$ 200,000	$ 200,000
Unamortized discount	(663)	(738)
	199,337	199,262
8.625% Senior Notes due 2007	100,000	100,000
Revolving Credit Facility	369,000	278,000
Other	801	1,871
	669,138	579,133
Less: amounts due within one year	(230)	(1,100)
	$ 668,908	$ 578,033

9% Senior Notes

The 9% senior subordinated unsecured notes due 2007 (the "9% Senior Notes"), are unconditionally guaranteed by certain subsidiaries of SINA. Interest on the 9% Senior Notes is payable semi-annually. The indenture for the 9% Senior Notes (the "Senior Indenture") contains certain covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, (iii) engage in certain transactions with affiliates and (iv) pay dividends and make certain other payments.

8.625% Senior Notes

In December 1997, the Company filed a registration statement with the Securities and Exchange Commission pursuant to which the Company may, from time to time, issue in one or more series an aggregate of $300.0 million of its debt securities (the "Shelf Registration"). Pursuant to the Shelf Registration, in December 1997, the Company issued $100.0 million of senior subordinated unsecured notes due December 2007 (the "8.625% Senior Notes"). Interest on the 8.625% Senior Notes is payable semi-annually. The indenture for the 8.625% Senior Notes contains the same covenants and restrictions as those in the Senior Indenture.

Revolving Credit Facility

The Company has a facility (the "Revolving Credit Facility") with a syndicate of banks (the "Lenders"), with the Bank of Nova Scotia acting as administrative agent, in which the maximum amount of borrowings that may be outstanding is $500 million, such amount to be reduced by $125 million on August 12, 2001. In January 2001, the Company amended the Revolving Credit Facility to allow for the Resorts Atlantic City Sale and the Atlantic City Option. The amendment states, among other things, that, in lieu of the $125 million reduction discussed above, (i) if the Resorts Atlantic City Sale is consummated on or before August 12, 2001, on the date of such consummation, the maximum amount of borrowings that may be outstanding on the Revolving Credit Facility will be reduced by the net cash proceeds received by the Company, subject to a minimum cash consideration of $125 million, and (ii) if the Atlantic City Option is consummated on or before August 12, 2001, the amount of borrowings available on the Revolving Credit Facility will be further reduced by the net proceeds received by the Company.

Loans under the Revolving Credit Facility bear interest at (i) the higher of (a) The Bank of Nova Scotia's base rate or (b) the Federal Funds rate, in either case plus an additional 0.750% to 1.625% based on a debt to earnings ratio during the period, as defined (the "Debt Ratio") or (ii) The Bank of Nova Scotia's reserve-adjusted LIBOR rate plus 1.50% to 2.25% based on the Debt Ratio. After each drawdown on the Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At December 31, 2000, the weighted average interest rate on amounts outstanding under the Revolving Credit Facility was 8.20%. Loans under the Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full on August 12, 2002. Commitment fees are calculated at per annum rates ranging from 0.375% to 0.500%, based on the Debt Ratio, applied to the undrawn amount of the Revolving Credit Facility and are due quarterly.

The Revolving Credit Facility contains restrictive covenants that include: (a) restrictions on the payment of dividends, (b) minimum levels of earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") and (c) a minimum relationship between EBITDA and interest expense and debt.

Overdraft Loan Facility

Pursuant to a letter of commitment dated September 30, 1994, as amended, between the Company and The Bank of Nova Scotia, the Company has a revolving overdraft loan facility (the "Overdraft Facility") in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 2000 and 1999. The Overdraft Facility bears interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of the Company's Bahamian assets and ranks pari passu with the Revolving Credit Facility. At December 31, 2000 and 1999, no amounts were outstanding under the Overdraft Facility.

Principal Payments

Minimum principal payments of long-term debt outstanding as of December 31, 2000 for each of the next five years and thereafter are as follows: 2001-$230,000; 2002-$369,237,000; 2003-$141,000; 2004-$116,000; 2005 - $77,000; thereafter-$300,000,000.

Note 9 - Shareholders' Equity

The Company's authorized, issued and outstanding shares were as follows:

(In thousands, except per share data)	December 31, 2000	1999
Ordinary Shares		
Par value per share	$ 0.001	$ 0.001
Authorized	250,000	250,000
Issued and outstanding (1)	33,874	33,682
Preference Shares		
Par value per share	$ 0.001	$ 0.001
Authorized	100,000	100,000
Issued and outstanding	-	-

   (1)   Includes 7,087,000 and 1,000,000 Ordinary Shares held by the Company at December 31, 2000 and 1999, respectively.

Note 10 - Stock-Based Compensation

Stock Options

In May 1995, the shareholders of the Company approved a stock option plan (the "1995 Plan") that provided for the issuance of options to acquire up to 2,000,000 Ordinary Shares and in May 1997 the shareholders approved a stock option plan (the "1997 Plan") that provided for the issuance of options to acquire up to 1,000,000 Ordinary Shares which was further increased to 2,500,000 Ordinary Shares in May 1998. In August 2000, the shareholders of the Company approved a stock option plan (the "2000 Plan" and together with the "1995 Plan" and the "1997 Plan", collectively the "Plans") that provides for the issuance of options to acquire up to 3,000,000 Ordinary Shares. Pursuant to the Plans, the option prices are equal to the market value per share of the Ordinary Shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over a two year period. Options granted under the Plans have a term of 10 years from the date of grant.

The Plans provide for options with respect to Ordinary Shares to be granted to directors, officers and employees of SIHL and its subsidiaries.

A summary of the Company's stock option activity for 2000, 1999 and 1998 is as follows:

| | December 31, | | | | | |
| | 2000 | | 1999 | | 1998 | |
(In thousands, except per share data)	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	3,918	$29.60	3,017	$31.38	2,795	$26.32
Granted	2,660	18.05	1,140	25.10	701	41.50
Exercised	(192)	15.82	(112)	23.56	(393)	14.45
Terminated and other	(369)	35.55	(127)	37.69	(86)	36.45
Outstanding at end of year	6,017	24.59	3,918	29.60	3,017	31.38
Exercisable at end of year	3,459		1,014		360	
Available for grant	340		-		125	

Certain of the options granted during 1999 were granted outside of the Plans.

For purposes of supplemental disclosures required by SFAS 123, the fair value of options granted during 2000, 1999 and 1998 was estimated as of the respective dates of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the periods presented:

| | For the Year Ended December 31, | | |
	2000	1999	1998
Risk-free interest rates	6.0%	5.5%	4.9%
Volatility factors of the expected market price of Ordinary Shares	43.0%	39.0%	38.0%
Expected life of options in years	6-7	6-7	6-7
Expected dividend yields	-	-	-
Weighted average grant date fair value	$ 5.04	$ 7.67	$ 12.71
Proforma results based on these assumptions were as follows:			
Net income (loss) (000's)	$ (126,411)	$ 62,001	$ 50,943
Diluted earnings (loss) per share	$ (4.10)	$ 1.82	$ 1.50

Executive Bonus Plan

In 1998, the Company created a bonus plan for certain of its executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in Ordinary Shares that vest over a three-year period. The compensation expense relating to the bonus plan amounted to $832,000, $458,000 and $3.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Note 11 - Related Party Transactions

In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies. Certain of the Company's subsidiaries provide construction funding, project consulting and management services to such affiliates. Due from affiliates consisted of the following:

| (In thousands of US dollars) | December 31, | |
	2000	1999
Harborside at Atlantis	$ 20,307	$ -
Trading Cove Associates	12,588	8,301
Sun Indian Ocean	5,751	5,251
Other	563	660
	39,209	14,212
Less: amounts due within one year	(34,140)	(14,212)
	$ 5,069	$ -

The amounts due from Harborside at Atlantis represent advances made by the Company, including accrued interest thereon, to fund its 50% of the cost to construct the timeshare units on Paradise Island in The Bahamas. The Company earns interest on these advances at a rate equal to one-month LIBOR plus .250%. Such rate was 7.05% at December 31, 2000. Of the amount advanced to Harborside at Atlantis, it is anticipated that all but $5.1 million will be repaid within one year.

Note 12 - Retirement Plans

Certain of the Company's subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. The Company makes contributions to this plan based on a percentage of eligible employee contributions. Total expense for this plan was $887,000, $876,000 and $895,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

In addition to the plan described above, union and certain other employees of the Company's subsidiaries in The Bahamas and Atlantic City are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, the Company paid $7.4 million, $6.4 million and $4.8 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Note 13 - Income Taxes

A significant portion of the Company's operations are located in The Bahamas where there are no income taxes. In 2000, 1999 and 1998, the income tax provision relating to its US operations was as follows:

(In thousands of US dollars)	For the Year Ended December 31,		
	2000	1999	1998
Current:			
Federal	$ 4,930	$ 9,197	$ 11,477
State	1,178	157	279
	6,108	9,354	11,756
Deferred:			
Federal	205	(30)	(3,747)
	$ 6,313	$ 9,324	$ 8,009

The effective tax rate on income varies from the statutory US federal tax rate as a result of the following factors.

	For the Year Ended December 31,		
	2000	1999	1998
Statutory US federal income tax rate	(35.0%)	35.0%	35.0%
Non US-source income	(40.7)	(40.3)	(27.1)
NOLs and temporary differences for which a valuation allowance has been provided	76.7	8.7	-
Reduction of valuation allowance relating to prior years' operating loss utilized	-	-	(5.7)
Branch profit taxes and other taxes on US services	1.7	6.3	4.4
Other	2.9	2.1	5.6
Effective tax rate	5.6%	11.8%	12.2%

The components of the deferred tax assets and liabilities were as follows:

(In thousands of US dollars)	December 31,	
	2000	1999
Deferred tax liabilities:		
Basis differences on land held for investment, development or resale	$ (2,300)	$ (6,100)
Basis differences on property and equipment	-	(44,400)
Other	-	(2,402)
Total deferred tax liabilities	(2,300)	(52,902)
Deferred tax assets:		
Net operating loss carryforwards	202,000	196,700
Assets held for sale	26,700	-
Basis differences on property and equipment	2,100	-
Book reserves not yet deductible for tax return purposes	800	14,000
Tax credit carryforwards	2,700	2,700
Other	4,000	5,700
Total deferred tax assets	238,300	219,100
Valuation allowance for deferred tax assets	(236,000)	(208,421)
Deferred tax assets, net of valuation allowance	2,300	10,679
Net deferred tax liabilities	$ -	$ (42,223)

A valuation allowance has been recorded against the portion of deferred tax assets that the Company believes will more likely than not remain unrealized. Such deferred tax assets primarily relate to the net operating loss carryforwards related to SINA at December 16, 1996, the effective date of its merger transaction with SIHL. If such deferred tax assets were to be realized in the future the corresponding reduction to the valuation allowance would reduce income tax expense.

For federal income tax purposes, SINA had net operating loss carryforwards of approximately $577.0 million at December 31, 2000 of which $166.0 million are unrestricted as to use. However, due to the merger transaction in December 1996, $411.0 million of these net operating loss carryforwards (the "Pre-Change NOLs") are limited in their availability to offset future taxable income of the Company. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008; and approximately $8.4 million will be available in 2009. An additional $13.0 million of these Pre-Change NOLs would be available to offset gains on sales of assets owned at the date of the merger that are sold within five years of that date. The remaining Pre-Change NOLs are expected to expire unutilized.

The Company's restricted NOL carryforwards expire as follows: $49.0 million in 2005, $23.0 million in 2006, $18.0 million in 2007, $1.0 million in 2009 and $8.0 million in 2011. The Company's unrestricted NOLs expire as follows: $6.0 million in 2005, $7.0 million in 2007, $57.0 million in 2008, $57.0 million in 2012, $33.0 million in 2019 and $6.0 million in 2020.

Note 14 - Supplemental Cash Flow Disclosures

Interest paid in 2000, 1999 and 1998, net of amounts capitalized, amounted to $42.5 million, $48.7 million and $3.4 million, respectively. Income taxes paid in 2000, 1999 and 1998 amounted to $5.0 million, $6.7 million and $7.0 million, respectively.

Non-cash investing and financing activities in 2000, 1999 and 1998 included the following:

| | December 31, | | |
(In thousands of US dollars)	2000	1999	1998
Property and equipment acquired under capital lease obligations	$1,574	$ 938	$5,098
Refinancing of capital lease obligation	$ -	$1,144	$ -

Note 15 - Commitments and Contingencies

Casino License

The operations of casinos in both The Bahamas and Atlantic City are subject to regulatory controls. A casino license must be obtained in each jurisdiction by the operator and the license must be periodically renewed and is subject to revocation at any time. In the event that the Company is not able to maintain its licenses, management believes that the Company would still realize the carrying value of its related assets.

Heads of Agreement

The Company has an agreement with the Bahamian Government, as amended in 1997, that provides for certain investment incentives to encourage the Company to undertake an expansion program at Atlantis. This agreement provides for certain fixed gaming taxes as well as a 10% gaming tax to be paid on gaming win over $20 million. The agreement also provides for a 50% credit against all variable gaming tax paid for a period of 11 years. The tax structure became effective January 1, 1998.

In order to secure the tax incentives, the Company was obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate's Cove Beach Resort (a 562-room hotel on Paradise Island) which the Company demolished during the fourth quarter of 1998. The Company had plans for an additional 700-room Phase III hotel project at Atlantis which would have satisfied this condition. However, considering its available development resources and alternative uses of capital, the Company has postponed this project. As a result, in June 2000, the Company was notified by the Bahamian Government that these additional incentives would not be currently realized. Effective July 1, 2000, the casino win tax reverted back to the previous structure, as follows. There is no change in win tax on gaming win up to $20 million, however, the Company incurs 12.5% win tax on gaming win between $20 million and $120 million, and 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees still applies, however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, the Company receives a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. Under its agreement with the Bahamian Government, the additional tax incentives will be prospectively reinstated in the event the Company begins construction of these additional rooms.

The agreement also provides for a five-year joint marketing agreement, pursuant to which the Bahamian Government shall match the Company's contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Control of SIHL

SIIL has agreed to control a majority of the SIHL Board of Directors through June 30, 2004.

Litigation, Claims and Assessments

The Company is a defendant in certain litigation and is aware of certain claims and assessments incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

Note 16 - Segment Information

Statement of Financial Accounting Standards No.131 "Disclosures about Segments of an Enterprise and Related Information" requires the disclosure of information regarding the operations of the Company based upon how management makes operating decisions and assesses performance of such segments. The Company operates in five geographical segments in one industry, the development, operation and management of premier resort and casino properties. The Company evaluates the performance of its segments based primarily on operating profit before corporate expenses, interest expense, interest income, income taxes and non-recurring items. The following is an analysis of net revenues, contribution to consolidated income (loss) before provision for income taxes and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

(In thousands of US dollars)	For The Year Ended December 31,		
	2000	1999	1998
Casino/hotel:			
Atlantic City, New Jersey			
Gaming	$ 235,827	$ 221,015	$ 234,736
Rooms	16,412	15,160	16,148
Food and beverage	26,039	25,512	26,692
Other	4,973	8,075	11,460
Less: promotional allowances	(25,288)	(26,632)	(28,295)
	257,963	243,130	260,741
Paradise Island, The Bahamas:			
Gaming	132,108	130,529	84,606
Rooms	177,596	149,671	78,794
Food and beverage	121,679	111,588	59,901
Other (a)	66,280	58,732	34,157
Insurance recovery	-	14,209	-
Less: promotional allowances	(26,491)	(23,608)	(12,497)
	471,172	441,121	244,961
Total casino/hotel	729,135	684,251	505,702
Real estate related – Ocean Club Estates	108,650	-	-
Management and other fees:			
Connecticut	23,575	39,282	34,613
Indian Ocean	7,539	6,477	6,032
Dubai	1,221	538	-
Harborside at Atlantis (b)	3,428	-	-
Other segments	11,147	8,419	4,531
Net revenues	$ 884,695	$ 738,967	$ 550,878

Contribution to Consolidated Income (Loss) before Provision for Income Taxes

(In thousands of US dollars)	For The Year Ended December 31,		
	2000	1999	1998
Casino/hotel:			
Atlantic City, New Jersey	$ 7,593	$ (253)	$ 19,915
Paradise Island, The Bahamas(a)	85,666	93,609	42,132
	93,259	93,356	62,047
Real estate related-Ocean Club Estates	76,378	-	-
Management and other fees, net of amortization			
Connecticut	23,096	38,802	33,376
Indian Ocean	7,539	6,477	6,032
Dubai	1,221	538	-
Harborside at Atlantis	3,428		
General corporate	(23,330)	(16,899)	(19,505)
Pre-opening expenses	(7,616)	(5,398)	(25,961)
Purchase termination costs	(11,202)	-	-
Transaction costs	(7,014)	-	-
Write-down of net assets held for sale	(229,208)	-	-
Other segments	1,694	2,348	621
Corporate marketing, retail and public relations	(3,089)	(4,792)	(4,404)
Income (loss) from operations	(74,844)	114,432	52,206
Other income (expense):			
Interest income	4,194	12,725	15,651
Interest expense, net of capitalization	(45,678)	(50,699)	(4,516)
Equity in earnings of associated companies:			
Indian Ocean	3,445	2,628	2,730
Harborside at Atlantis (b)	780	-	-
Other, net	(688)	60	(316)
Income (loss) before provision for income taxes	$(112,791)	$ 79,146	$ 65,755

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

(In thousands of US dollars)	As of December 31, 2000	Year Ended December 31, 2000	
	Total Assets	Depreciation and Amortization Of Goodwill	Capital Additions
Casino/hotel:			
Atlantic City, New Jersey	$ -	$ 16,236	$ 11,316
Paradise Island, The Bahamas (c)	1,162,060	42,422	137,987
	1,162,060	58,658	149,303
Real estate related:			
Atlantic City, New Jersey	56,176	-	-
Paradise Island, The Bahamas	17,538	-	-
	73,714	-	-
Net assets held for sale (d)	138,350	-	-
Equity investment in Indian Ocean	25,467	-	-
General Corporate	58,632	1,257	6,589
Corporate marketing, and public relations	1,404	304	-
Other segments	1,164	4	-
	$ 1,460,791	$ 60,223	$ 155,892

(In thousands of US dollars)	As of December 31, 1999	Year Ended December 31,1999	
	Total Assets	Depreciation and Amortization Of Goodwill	Capital Additions
Casino/hotel:			
Atlantic City, New Jersey	$ 429,854	$ 16,156	$ 42,574
Paradise Island, The Bahamas	1,054,708	39,631	24,200
Paradise Island Expansion, opened December 1998 (e)	-	-	117,808
	1,484,562	55,787	184,582
Real estate related:			
Atlantic City, New Jersey	61,307	-	9,433
Paradise Island, The Bahamas	30,022	-	4
	91,329		9,437
Equity investment in Indian Ocean	24,871	-	-
General Corporate	68,222	1,120	10,828
Corporate marketing, retail and public relations	1,729	321	199
Other segments	758	2	-
	$ 1,671,471	$ 57,230	$ 205,046

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions, Continued

(In thousands of US dollars)	As of December 31, 1998	Year Ended December 31,1998	
	Total Assets	Depreciation and Amortization Of Goodwill	Capital Additions
Casino/hotel:			
Atlantic City, New Jersey	$ 407,060	$ 14,155	$ 16,572
Paradise Island, The Bahamas	981,014	15,993	13,569
Paradise Island Expansion, opened December 1998 (e)	-	-	381,321
	1,388,074	30,148	411,462
Real estate related:			
Atlantic City, New Jersey	56,839	-	11,727
Paradise Island, The Bahamas	31,726	-	18,371
	88,565	-	30,098
Equity investment in Indian Ocean	26,894	-	-
General Corporate	119,614	1,835	553
Corporate marketing, retail and public relations	1,891	97	1,870
Other segments	695	1	13
	$ 1,625,733	$ 32,081	$ 443,996

(a) Includes tour operations.

(b) The construction of timeshare units at Harborside at Atlantis was completed in February 2001. Sales of these units began in May 2000.

(c) In 2000, capital additions in Paradise Island, The Bahamas included $113.8 million of costs for the Ocean Club addition and newly renovated golf course, including a new club house.

(d) See discussion of Resorts Atlantic City Sale in Note 1 of Notes to Consolidated Financial Statements.

(e) Capital additions related to the Paradise Island Expansion are included in total assets under Paradise Island, The Bahamas.

Note 17 - Equity in Earnings of Associated Companies

The accompanying consolidated financial statements include equity in earnings of associated companies as a result of the Company's interest in a company that owns and operates beach resort hotels in the Indian Ocean ("Sun Indian Ocean") and the Company's 50% interest in Harborside at Atlantis. Through June 16, 2000, the Company owned a 22.8% interest in Sun Indian Ocean. Effective June 16, 2000, Sun Indian Ocean issued additional shares of stock under a rights issue in which the Company did not participate, effectively reducing the Company's ownership interest to 20.4%.

The following summarized financial information of Sun Indian Ocean has been prepared under United States generally accepted accounting principles at and for the years ended December 31, 2000, 1999 and 1998; converted to thousands of US dollars at the appropriate exchange rate.

	For the Year Ended December 31,		
	2000	1999	1998
Revenues	$ 106,151	$ 84,007	$ 88,773
Income from operations	28,310	15,630	17,172
Income before income taxes	20,480	13,171	14,237

	As of December 31,		
	2000	1999	1998
Current assets	$ 24,424	$ 21,075	$ 23,123
Total assets	238,286	264,345	152,594
Current liabilities	35,173	61,595	31,714
Shareholders' equity	127,379	140,865	83,394

Harborside at Atlantis constructs, sells and manages time share units in Paradise Island, The Bahamas. Construction of the first phase, consisting of 82 units, began in 2000 and was completed in February 2001. Sales of time share units began in May 2000. The following unaudited summarized financial information of Harborside at Atlantis has been prepared under United States generally accepting accounting principles at and for the year ended December 31, 2000.

	For the Year Ended December 31, 2000	
Revenues	$	18,446
Income from operations		1,561
Income before income taxes		1,561

	As of December 31, 2000	
Current assets	$	27,306
Total assets		79,175
Current liabilities		57,830
Shareholders' equity		17,305

Note 18 - Derivative Financial Instruments

The Company is exposed to market risks arising from changes in interest rates. Due to current governmental policies in The Bahamas which equate one Bahamian dollar to one United States dollar and to its limited foreign operations in other jurisdictions, the Company does not have material market risk exposures relative to changes in foreign exchange rates.

Credit Exposure

The Company is exposed to credit related losses in the event of non-performance by counterparties to certain interest rate swaps. The Company monitors the credit worthiness of the counterparties and presently does not expect default by any of the counterparties. The Company does not obtain collateral in connection with its derivative financial instruments.

The credit exposure that results from interest rate swaps is represented by the fair value of contracts with a positive fair value as of the reporting date. See Note 19, Fair Value of Financial Instruments, for the fair value of derivatives. The Company had no credit exposure on its interest rate swaps at December 31, 2000.

Interest Rate Risk Management

The Company uses interest rate swap agreements to manage the impact of interest rate changes on the Company's Revolving Credit Facility. The amounts exchanged by the counterparties to interest rate swap agreements normally are based upon the notional amounts and other terms, generally related to interest rates, of the derivatives. While notional amounts of interest rate swaps form part of the basis for the amounts exchanged by the counterparties, the notional amounts are not themselves exchanged, and therefore do not represent a measure of the Company's exposure as an end user of derivative financial instruments. At both December 31, 2000 and 1999, notional principal amounts related to interest rate swaps (variable to fixed rate) were $125.0 million. The swap portfolio maturities at December 31, 2000 are as follows: December 31, 2001-$50.0 million and January 2, 2002-$75.0 million. As of December 31, 2000, the weighted average fixed rate payment on the variable to fixed rate swaps was 6.89%. Variable rates received are indexed to LIBOR rate.

Note 19 - Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments: (a) Cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: The amounts reported in the accompanying consolidated balance sheets approximate fair value; (b) Fixed-rate debt: Fixed rate debt is valued based upon published market quotations, as applicable. The carrying amount of remaining fixed-rate debt approximates fair value; (c) Interest rate swaps: The fair value of interest rate swaps was determined from the representations of financial institutions. The carrying value and negative fair value of the Company's interest rate swaps was $0 and $454,000 at December 31, 2000, respectively, and $0 and $644,000 million at December 31, 1999, respectively.